ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2017

DATED MARCH 20, 2018

TABLE OF CONTENTS

Contents

PRELIMINARY NOTES	i
Date of Information	i
Reporting Currency	i
Units of Measure	i
Cautionary Note to United States Investors Regarding Resource Estimates	i
ITEM 1: CORPORATE STRUCTURE	1
Incorporation of the Issuer	1
Incorporate Relationships	1
ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS	2
Overview	2
Three Year History	4
ITEM 3: DESCRIPTION OF THE ISSUER'S BUSINESS	7
General	7
Cautionary Note Regarding Forward-Looking Statements	8
KSM Project	10
Courageous Lake Project	45
Iskut Project	63
ITEM 4: RISK FACTORS	71
Risks Related to the Issuer and its Industry	71
Risks Related to the Common Shares	80
ITEM 5: DIVIDENDS	82
ITEM 6: GENERAL DESCRIPTION OF CAPITAL STRUCTURE	82
ITEM 7: MARKET FOR SECURITIES	83
Trading Price and Volume	83
ITEM 8: DIRECTORS AND OFFICERS	83
ITEM 9: AUDIT COMMITTEE INFORMATION	86
Audit Committee Charter	86
Composition of the Audit Committee	86
Relevant Education and Experience	86
External Auditor Services Fees (by Category)	87
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors	87
ITEM 10: CONFLICTS OF INTEREST	88
ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88
Legal Proceedings	88
Regulatory Actions	88

I

II

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form (“AIF”) is presented as of December 31, 2017 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this AIF a combination of Imperial and metric measures are used with respect to the Issuer’s mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare (h)	0.4047 hectares	1 acre
3.28 feet	1 meter (m)	0.3048 meters	1 foot
0.62 miles	1 kilometer (km)	1.609 kilometers	1 mile
0.032 ounces (troy) (oz)	1 gram (g)	31.1035 grams	1 ounce (troy)
1.102 tons (short)	1 tonne (t)	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne (g/T)	34.28 grams/tonne	1 ounce (troy/ton)

Abbreviations of unit measures are used in this AIF in addition to those in brackets in the table above as follows:

Bt - Billion tonnes	Ga – Giga-annum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	ppb – parts per billion	tpd – tonnes per day
W/m²- Watt per square meter

See “Glossary of Technical Terms” for a description of some important technical terms used in this AIF.

Cautionary Note to United States Investors Regarding Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and the Mineral Reserves, adopted by the CIM Council (the “CIM Standards”).

i

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7. Without limiting the foregoing, while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7. Under U.S. Standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources which are not mineral reserves do not have demonstrated economic viability and U.S. investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” are based on limited geologic evidence and sampling and have great uncertainty as to their economic and legal feasibility. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, U.S. investors are also cautioned not to assume that all or any part of an “inferred resource” exists, is economically mineable or will ever be upgraded to a higher category. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, under U.S. rules, companies are normally only permitted to report “resources” as in place tonnage and grade without reference to unit measures.

ii

Seabridge Gold Inc.

ANNUAL INFORMATION FORM

ITEM 1:	CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then changed again to Seabridge Resources Inc. on May 20, 1998. On June 20, 2002, the Issuer changed its name to “Seabridge Gold Inc.” and on October 31, 2002, the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1. The Issuer’s telephone number is (416) 367-9292. The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Incorporate Relationships

The Issuer presently has eight wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; and Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 555 Silver Inc., each Nevada Corporations. The following diagram illustrates the inter-corporate relationship between the Issuer, its active subsidiaries and its projects as of December 31, 2017.

	SEABRIDGE GOLD INC.

100%		100%	100%
Seabridge Gold (NWT) Inc. (Northwest Territories)		SnipGold Corp. (British Columbia) and its subsidiaries, Hattrick and Tuksi	Seabridge Gold Corporation (Nevada)
100%	100%	100%[2]	100%
Courageous Lake Project (Northwest Territories)	KSM Project (British Columbia)	Iskut Project (BritishColumbia)	Snowstorm Project (Nevada)
			100%
			Quartz Mountain Project (Oregon)[1]

Note: Certain of Seabridge’s US subsidiaries have been omitted as they are inactive and own no property.

1 - Seabridge has entered into an option agreement under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

2 – SnipGold, through one of its subsidiaries, only owns 95% of certain of the claims.

ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and developing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were advancing toward production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also decided it would focus on exploration projects with known gold deposits but exploration upside to reduce risk in terms of trying to achieve a growing ratio of gold ownership per Common share. The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves. The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;

2.	Upside exploration potential; and

3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs. Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Issuer’s resource base by carefully targeted exploration. These efforts have proved highly successful, with measured and indicated gold resources now totaling 61 million ounces with an additional 54 million ounces of gold in the inferred resource category (see Mineral Resources Table on page 7) against a backdrop of only 57.7 million shares outstanding.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading resources to reserves. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset. The permitting process began and the Issuer undertook substantial infill drilling programs to raise the confidence level in the project’s resources. The Issuer completed its initial Preliminary Feasibility Study for the KSM Project in March 2010, which was updated in June, 2011. The Issuer then undertook further optimization work at the KSM Project and revised its project design based on input received from regulatory authorities and local aboriginal groups during a joint harmonized environmental assessment process managed by the Province of British Columbia and Canada. This work is reflected in the third Preliminary Feasibility Study for the KSM Project completed in June 2012. The Issuer submitted its Environmental Impact Statement/Environmental Assessment Application in the first quarter of 2013, it was accepted for formal review by British Columbia in August, 2013 and it was approved by both the federal and provincial authorities in 2014. The Environmental Impact Statement/Environmental Assessment Application is based on the KSM Project design in the 2012 KSM Preliminary Feasibility Study.

In conjunction with advancing the EA Application and EIS, the Issuer has been working to build its relationships with the Nisga’a Nation and other First Nations, including pursuing impacts and benefits agreements with potentially impacted aboriginal groups. In June, 2014, the Issuer and the Nisga’a Nation entered into a formal Benefits Agreement. In September, 2013, the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, delivered a letter to regulators expressing its support of Seabridge Gold's KSM Project. In June, 2014 the Issuer announced it had reached an agreement with the Gitanyow Hereditary Chiefs Office and the wilps represented by Gitanyow Hereditary Chiefs Office. Work to maintain and improve these relationships, as well as relationships with the other aboriginal groups in the area is ongoing.

In September, 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

In 2010 the Issuer also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then prevailing gold price. However, with the increase in the gold price by 2010, the Issuer decided to start taking the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling and further engineering work, and completed a preliminary feasibility study in September, 2012.

In 2012 the Issuer refocused its exploration activities and began undertaking drilling of new targets at both the KSM Project, in search of higher grade core zones, and the Courageous Lake Project, in search of deposits of higher grade material, that could improve the economics of each project. The exploration programs in the 2012 to 2017 seasons were very successful, with the generation of successive resource estimates for the Kerr deposit and the Iron Cap deposit at the KSM Project and a resource estimate at the Walsh Lake deposit at the Courageous Lake Project. Over that time exploration success at the KSM Project has resulted in the aggregate mineral resources increasing significantly since 2012, with large newly identified zones of higher grade mineralization below the Kerr deposit and the Iron Cap deposit potentially having important positive impacts on the economics of the KSM Project.

After several years of declines in the price of gold, in late 2015 the Issuer decided to look once again for opportunities to acquire gold properties as they were becoming available at more attractive prices. Since the Issuer is much larger than it was in the 1999-2002 period when it was first acquiring properties, it has focused on identifying larger properties with potential for major deposits. In April, 2016, the Issuer reached an agreement to acquire SnipGold Corp., the owner of the highly prospective Iskut Project, and completed the acquisition in June 2016. In February, 2017, the Issuer announced that it had entered into a letter of intent to acquire the Snowstorm Project in Northern Nevada and completed the acquisition in June, 2017.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of, or the optioning of, non-core assets, consistent with the Issuer’s strategy of limiting share dilution. The Issuer has sold the Noche Buena Project and its early-stage Nevada properties and entered into option agreements in respect of each of the Grassy Mountain, Red Mountain, Quartz Mountain and Castle Black Rock projects under which the respective optionees could acquire a 100% interest in such properties. The Grassy Mountain project was sold in February, 2013 upon exercise of the option to acquire a 100% interest in the Grassy Mountain property granted by the Issuer in 2011. In February, 2017, the option to acquire a 100% interest in the Castle Black Rock Project was exercised and the Project was sold. In May, 2017, the holder of the option on the Red Mountain Project acquired the Project from the Issuer. In addition to the proceeds received on the sale of these Projects, the Issuer has the potential to receive additional payments in respect of the Grassy Mountain and Red Mountain Projects in the form of a net profits royalty (Grassy Mountain) and a metal stream (Red Mountain).

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer, while the current phase of finding and delineating higher grade zones to improve the economics of these projects and additional de-risking of these projects is being advanced. One of the goals of the search for high grade core zones at the KSM Project was to change its economic profile. Before finding the higher grade mineralized zones below the Kerr deposit, KSM was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, KSM has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. Realizing value for the Issuer’s shareholders will depend on the potential financial return for a prospective purchaser or partner, successfully addressing regulatory and aboriginal concerns as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

The continuing success of the Issuer is dependent on (1) the Issuer being able to raise capital as needed (2) strength in the price of gold and copper (3) exploration success on projects it is exploring on its own account and/or (4) advancing its projects through optimization work, regulatory reviews and permitting.

Three Year History

During the three most recently completed financial years, the Issuer has principally focused its exploration and development efforts on its core project, KSM, in British Columbia. Minimal work was undertaken at Courageous Lake over those years. In addition, in 2016 the Issuer began exploration and reclamation work at the Iskut Project, which continued in 2017.

After its announcement in September, 2014 of a discovery of a major gold-copper occurrence below the Iron Cap zone at higher grades than the Iron Cap reserve, the Issuer intensified drilling of the occurrence in an effort to be able to generate a resource estimate for the zone. In March, 2015 the Issuer announced updated inferred resource estimates for Deep Kerr and the Iron Cap Lower Zone.

In 2015 the Issuer continued with its core zone exploration program, with a focus on drilling to confirm the continuity of the mineralized zone below the inferred resources at Deep Kerr and to drill test the plunge projection of the higher grade central zone of the Mitchell deposit. Drilling at the Mitchell deposit yielded an intercept of 174 m averaging 0.55 g/T gold and 0.28% copper more than 200 m to the southwest of another intercept of 167 m averaging 0.81 g/T gold and 0.25% copper, which appear to evidence an extension of the Mitchell central zone. The Issuer decided that evidence of faulting in these holes needed to be analyzed before further drilling is undertaken. Drilling at Deep Kerr in 2015 confirmed a major extension of the deposit. On March 8, 2016, the Issuer announced a new inferred resource estimate at Deep Kerr, which incorporates the results of 2015 exploration work.

In 2016 the Issuer advanced the KSM Project in several respects. The Issuer decided to update the 2012 Pre-Feasibility Study but also to complete a preliminary economic assessment that takes a different approach to developing the KSM Project by incorporating the expanded Kerr Zone and the Iron Cap Lower Zone into a conceptual project design. The new Prefeasibility Feasibility Report, which included within it the preliminary economic assessment, was completed in early November, 2016.

The 2016 exploration program at KSM successfully extended the Kerr deposit in a manner that is expected to expand block cave designs for a new mine plan and drilling at the Iron Cap deposit not only successfully found the down plunge extension of Iron Cap Lower Zone but also intersected a new shallower mineralized zone in a 61m interval that averaged 1.2 g/T gold, 0.95% copper and 4.4 g/T silver. A new resource estimate for the Kerr deposit was announced in February, 2017.

In 2016, the Issuer also received a permit to construct an adit at Kerr, which would allow access for exploration drilling into the lower zones of the Kerr deposit and test for deeper extensions, and a water license from the Government of Canada under the International Rivers Improvements Act required for the construction, operation and maintenance of the Water Storage Facility and associated ancillary water works at Mitchell Creek. The Issuer released the initial report of its Independent Geotechnical Review Board in 2016, which concluded the KSM Project’s tailing facility and water storage dam designs were appropriate and a Best Available Tailings Technology review of its tailings facility design which concluded the proposed design of the tailing facility utilizes the best available technology.

In 2016, the Issuer also completed its first major property acquisition in many years with the acquisition of all of the shares of SnipGold Corp. by way of Plan of Arrangement. At the time, SnipGold Corp. was the owner of a 100% interest in the Iskut Project, as well as the owner, subject to an option agreement, of the neighbouring KSP Project. The Issuer issued 695,277 shares to acquire SnipGold Corp. At the Iskut Project, in 2016 the Issuer conducted an exploration involving 3,000 meters of core drilling designed to help determine controls on gold mineralization for several known occurrences, including past high grade producers. A geophysical program was also conducted at the Iskut Project, using full tensor magnetotellurics (MT) to provide resistivity images of target areas. These resistivity images are being used to identify altered structures and extensive hydrothermal alteration associated with mineralization. After analyzing the results of the 2016 program at the Iskut Project the Issuer considered that these data pointed to a large and compelling target for the potential discovery of an intermediate-sulfidation epithermal precious metals system overlying porphyry copper-gold mineralization. In addition, in 2016 the Issuer commenced remediation work at the Iskut Project in respect of historical workings, debris and equipment from the previously operated Johnny Mountain mine.

In 2017, the Issuer’s exploration program at KSM followed up on the exciting results from drilling at the Iron Cap deposit in 2016. There were two targets; the down plunge projection of the Lower Iron Cap zone and the shallower high grade zone discovered in 2016 in hole IC-16-62. The Issuer completed 10,383m of drilling in 11 holes at Iron Cap, all of which encountered wide zones of significant grade. In some holes the Issuer encountered some of the best grades to date over long intervals at the Project. A new resource estimate was announced for Iron Cap in February, 2018, that incorporated all previous drilling results at Iron Cap and increased gold and copper resources at Iron Cap by more than 300%. The Issuer now believes that Iron Cap has the potential to make a strong contribution to improving KSM Project economics on account of its higher grade and its location close to planned infrastructure, in particular the Mitchell-Treaty Tunnels.

At the Iskut Project, in 2017 drilling focused on the Quartz Rise target where 4,459 m of drilling was completed in 10 core holes. Drilling found evidence of a gold-bearing intermediate sulfidation epithermal system beneath the Quartz Rise lithocap, as anticipated. Gold was intercepted over short intervals. Sampling of a cliff face north of Quartz Rise returned very high grades ranging from 1.49 to 125.3 g/T gold. A source for these gold concentrations was not found in the 2017 drilling but the data acquired in this year’s program has defined a target which could account for these high grade results. An exploration program is being planned for 2018 to pursue this target.

Progress was also made in 2017 on permitting at KSM, environmental remediation at the old Johnny Mountain mine site (on the Iskut Project), and relations with indigenous groups in the area of the KSM Project. Amongst other permitting advances, the federal government approved an amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) authorizing aspects of the proposed tailings management facility for the KSM Project. At the Johnny Mountain mine the Issuer also completed structural work on the tailings pond, removed a tank farm, closed old mine portals and progressed clean-up of the mill, amongst other things.

In accordance with its initiative to acquire new larger properties with potential for major deposits, the Issuer completed the acquisition of a 100% interest in the Snowstorm Project in June, 2017. The Snowstorm Project consists of 31 square miles of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone. Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Klondex Mines’ Midas operations. The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s outstanding exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation.

The Issuer continued to realize proceeds from the sale of its non-core assets in 2017. The Castle Blackrock property was sold in February, 2017 and the holder of the option on the Red Mountain Project completed the exercise of its option and acquired this property in May, 2017. The Issuer also sold its residual interest in the KSP Project, which is adjacent to its Iskut Project, as the holder of an option to acquire an 80% interest in the KSP property was close to completing its earn-in.

At the date of this AIF, over 80% of the mineral resources at all of its projects combined are at the KSM Project and accordingly the majority of the Issuer’s focus will be on its KSM Project in 2018. The Issuer resumed exploration work at its Courageous Lake Project in February, 2018. The Issuer also considers the Iskut Project to have good potential for a sizeable discovery and plans to make it one of the focuses of the Issuer’s exploration efforts in 2018.

ITEM 3:	DESCRIPTION OF THE ISSUER'S BUSINESS

General

The Issuer owns 5 properties, 4 of which have gold resources, and its material properties are its KSM Project and its Courageous Lake Project. The Issuer holds a 100% interest in each of its properties other than a small portion of the Iskut Project, in which it owns a 95% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this AIF, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)

PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	See Note 1	750,100	0.63	15,127	0.17	2,844	1,044,600	0.57	19,183	0.16	3,794	478,400	0.38	6,414	0.10	1,232
Iron Cap	See Note 1	--	--	--	--	--	370,000	0.43	5,112	0.23	1,874	1,297,000	0.48	20,023	0.30	8,579
Sulphurets	See Note 1	--	--	--	--	--	381,600	0.58	7,116	0.21	1,766	182,300	0.46	2,696	0.14	563
Kerr	See Note 1	--	--	--	--	--	378,400	0.22	2,692	0.41	3,445	2,001,500	0.31	19,746	0.40	17,672
KSM Total²	--	750,100	0.63	15,127	0.17	2,844	2,174,600	0.49	34,103	0.23	10,879	3,959,200	0.38	48,879	0.36	28,046
Courageous Lake: Fat Deposit² Walsh Lake²	0.83 0.60	13,401 --	2.53 --	1,090 --	-- --	-- --	93,914 --	2.28 --	6,884 --	-- --	-- --	48,963 4,624	2.18 3.24	3,432 482	-- --	-- --
Quartz Mountain[3]	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Iskut (Bronson Slope)	See Note 4	84,150	0.42	1,140	0.15	280	102,740	0.31	1,020	0.10	222	--	--	--	--	--

Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

1.	The cut-off grade for KSM is CDN$9 in net smelter return (NSR) for the open pits and CDN$16 in NSR for the underground mining.

2.	The effective dates of the KSM and Courageous Lake resource estimates above are as follows: KSM (Mitchell and Sulphurets) May 31, 2016; KSM (Kerr) February, 2017; KSM (Iron Cap) February, 2018; Courageous Lake (Fat), September 2012; and Courageous Lake (Walsh Lake), March, 2014.

3.	Seabridge has entered into an option agreement under which a 100% interest in the Quartz Mountain project may be acquired.

4.	The cut-off grade for the Iskut Project resource is CDN$9.00 in NSR.

The measured and indicated mineral resources at the KSM Project and Courageous Lake Project are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Issuer’s projects, business approach and plans, including production, capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Issuer’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Courageous Lake Project or Iskut Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this AIF the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated reserves and resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

•	risks related to the Issuer’s ability to continue its exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on the Issuer’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

•	uncertainty of whether the reserves estimated on the Issuer’s mineral properties will be brought into production;

•	uncertainties relating to the assumptions underlying the Issuer’s reserve and resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Issuer’s mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

•	uncertainty related to title to the Issuer’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

•	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	the Issuer’s need to attract and retain qualified management and personnel;

•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies;

•	our classification as a "passive foreign investment company" under the United States tax code;

•	risks associated with the use of information technology systems and cybersecurity; and

•	uncertainty surrounding an audit by the Canada Revenue Agency of the Issuer's refund claim in respect of the British Columbia Mining Exploration Tax Credit.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Issuer’s ability to control or predict. It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Overview

The KSM Project is located within the Iskut-Stikine region of British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers north-northwest of Stewart, British Columbia. (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. Recently the Red Chris Mine commenced mining operations and the Brucejack Mine is at an advanced stage of construction.

Access to the property is by helicopter from Bell II Crossing on the Stewart Cassiar Highway or Stewart, British Columbia. Mobilization of equipment and personnel is staged from kilometer 54 on the private Eskay Creek Mine Road (about 25 km from the Project) and from Bell II Crossing on the Stewart Cassiar Highway (about 40 km from the Project).

At the time the Issuer acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Subsequent drilling and engineering work by the Issuer has defined two new zones, the very large Mitchell Zone and the Iron Cap Zone, as well as dramatically expanding the mineralized zone beneath the Kerr zone.

From 2008 to 2012 Seabridge focused on further exploration and development of the four known deposits at the KSM Project and generated successive resource estimates and three preliminary feasibility studies, the last of which being the 2012 KSM PFS Report (as defined herein) with an effective date of June 22, 2012. In 2012 Seabridge continued development efforts, including work required for the submission of its EIS/EA Application, but changed its exploration focus at KSM to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Exploration since 2011 has resulted in the discovery of two core zones, Deep Kerr and Iron Cap Lower Zone, an extension of the Mitchell zone and other promising core targets. (See “Core Zone Exploration”)

After completing drilling in 2017 the drill hole database for the KSM Project now includes 673 drill holes totaling approximately 260,533 meters. More than 95% of the holes at Mitchell and 95% of the holes at Iron Cap were drilled by Seabridge between 2006 and 2016.

In July, 2014, the Issuer’s provincial EA Application for the KSM Project under the British Columbia Environmental Assessment Act was approved. The Canadian Environmental Assessment Agency (CEAA) issued its Comprehensive Study Report in July 2014, as required by the Canadian Environmental Assessment Act, which concluded that the KSM Project would not have significant impacts to the environment, including the environment situated downstream at the Alaska border. In December 2014 the Federal Minister of the Environment issued a positive project decision which endorsed the conclusions of the Comprehensive Study Report. The Issuer believes that the EA Application/EIS materials and subsequent approvals demonstrate that the KSM project, as designed, is an environmentally responsible and a generally socially accepted Project.

Figure 1 - KSM Project Location Map

After completion of the 2015 exploration season the Issuer announced a resource estimate for the Kerr/Deep Kerr zone that exceeded 1 billion tonnes and at higher grade than much of the material in the mine plan used for the 2012 KSM PFS Report. This new deposit presented great potential for improving Project economics if it was incorporated into the Issuer’s development plan at the Project. In addition, in the course of the EA/EIS review process, the Issuer made commitments to enhance the environmental mitigation and protection offered by the Project, which the Issuer knew would increase the cost of building KSM Project infrastructure. Since the 2012 KSM PFS Report did not incorporate the Deep Kerr deposit or these increased infrastructure costs, and given the change in the market prices used in the 2012 KSM PFS Report, the Issuer decided in early 2016 to update the 2012 KSM PFS Report. In November, 2016, the Issuer completed a new pre-feasibility study report which reflected more current market conditions and included the costs associated with the Issuer’s EA/EIS commitments, but otherwise used essentially the same development plan and mine plan as in the 2012 KSM PFS Report. The report also presented an alternative development plan for the Project, at a preliminary economic assessment level, that incorporated material from the Deep Kerr deposit. Overall, this new report showed that the projected economics of the original development plan had declined since 2012, but that the projected economics of the development plan that incorporated the Kerr deposit in its entirety showed meaningful improvement.

Additional drilling was completed at the Iron Cap deposit in 2017 with great success. In February, 2018, an updated resource estimate was completed for the Iron Cap deposit that significantly increased inferred resources.

Land Status

The KSM property is comprised of three discontinuous claim blocks (see Figure 2). These claim blocks are referred to as:

1.	the KSM claim group;

2.	the Seabee/Tina claims; and

3.	the KSM placer claim block.

The first two claim blocks (KSM and Seabee/Tina) contain two mineral leases and 77 mineral claims, consisting of both cell and legacy claims. The total area of the first two claim blocks is 39,148 hectares. The Seabee/Tina claim block is about 19 km northeast of the KSM claim group. The KSM claim group includes:

(a)	1 mineral lease (previously 30 contiguous mineral cell claims) covering an area of 6,085 hectares within which the mineral deposits lie;

(b)	1 mineral lease (previously 16 mineral legacy “BJ” claims) covering approximately 5,162 hectares within which certain infrastructure for the proposed mining operation would lie;

(c)	20 mineral legacy “New BJ” claims covering approximately 6,097 hectares that are adjacent to the “BJ” claims described in paragraph (b).

The Seabee/Tina claims include 50 mineral cell claims (Seabee Property) and 7 mineral legacy claims (Tina Property), covering approximately 21,727 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project’s proposed processing plants and tailings management facility (TMF”) would be located.

The KSM placer claims include 3 placer cell claims covering an area of 178.6 hectares which are along Sulphurets Creek and Mitchell Creek in areas where certain of the Project’s proposed infrastructure will be located.

These claims are 100% owned by the Issuer. Barrick Gold Corporation retains a 1% NSR Royalty that is capped at $4.5 million. Two of the pre-converted claims at the Sulphurets property (Xray 2 and 6) are also subject to an effective 1% NSR capped at US$650,000. The two groups of BJ legacy claims are subject to royalties, however, none of the mineral deposits at the KSM Project lie within the BJ legacy claims. In addition, the Issuer has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty in gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions. Under the Benefits Agreement with the Nisga'a Nation, the Issuer has agreed to pay the Nisga'a Nation annual payments equal to a percentage of the tax payable under the Mineral Tax Act (British Columbia), which is a tax on net profits. Effectively, 0.1% of net operating profits is payable while capital is being recovered and, once capital is recovered, 1.43% of net profits is payable to the Nisga'a Nation, as determined under the provisions of the Mineral Tax Act.

Figure 2 - KSM Project Claim Map

MINING LEASES GRANTED IN 2014
CLAIMS ACQUIRED IN 2010
CLAIMS ACQUIRED IN 2009
CLAIMS ACQUIRED IN 2007, 2008
N
SEABEE PROPERTY
SEABEE Group
KSM PROPERTY
Lease 1031441
IRON CAP ZONE
MITCHELL ZONE
SULPHURETS ZONE
KERR ZONE
Lease 1031440
0
5
10
Kilometers
NTS# 104B
NTS# 104A
SEABRIDGE GOLD
KSM PROJECT AREA
SEABRIDGE GOLD INC.
MINERAL CLAIMS AND LEASES
Feb. 2015

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 13 km of the proposed 23 km Mitchell-Treaty tunnels (the “MTT”) pass under Crown Land subject to mineral claims held by third parties. The Issuer has been granted a licence of occupation, a form of land tenure that grants it rights to occupy the area through which the proposed MTT will pass, subject to the rights of the third party mineral claims holders. In the Issuer’s opinion, these rights are addressed by the Issuer’s obligation under the licence of occupation to segregate and deliver to such claims holders all earth and rock material removed from the third party claims during construction of the MTT. Certain lands which the Issuer proposes to use for infrastructure are subject to placer claims held by third parties, parts of which could be adversely affected by the proposed KSM Project.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development. The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any provincial land-use planning process.

Relationships with Aboriginal Groups in KSM Region

The KSM Project site is located in a region historically used by several aboriginal groups. Part of the Project, including the proposed plant and TMF but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga'a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga'a Lisims Government under the terms of the Final Agreement. Similarly, the Tahltan First Nation has asserted rights and title over the area of the proposed plant and tailings management facility but excluding the mineral deposits. Tsetsaut Skii km Lax Ha, an aboriginal group asserting independent nation status which the Issuer understands is viewed by the Crown as being a wilp of the Gitxsan Nation, assert aboriginal rights and title over the entire KSM Project footprint. Additionally, the Gitanyow Huwilp may have some interests within the broader region potentially affected by the KSM Project, particularly downstream of the plant site and TMF. Accordingly, the Issuer has been directed to engage with the Tahltan First Nation, with the Tsetsaut Ski km Lax Ha as a wilp of the Gitxsan Nation and the Gitanyow Nation on the basis of potential effects of the plant site and TMF and related downstream effects.

On June 16, 2014, the Issuer entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. Highlights of the Benefits Agreement include:

•	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the Project.

•	Financial payments upon the achievement of certain Project milestones and annual production payments based on a percentage of net profits, with the net profits payable normalizing after the Project has recovered its capital costs, as determined under the terms of the Agreement.

•	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

•	Mutual co-operation on completing the operational permitting process for the Project.

•	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to contracting opportunities.

•	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the Project.

The Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

In June, 2014, the Issuer entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project. The Issuer has engaged directly with the Tsetsaut Skii km Lax Ha with respect to the KSM Project and it is making efforts to establish a good relationship with the Tsetsaut Skii km Lax Ha.

The Tahltan Nation were active participants in the EA Application and EIS review processes and have met with Seabridge many times regarding the KSM Project. Seabridge has made numerous commitments to address issues raised by the Tahltan Nation arising from this process and believes that it has a good relationship with the Tahltan Nation.

The Issuer believes that, after considering:

•	the location of the KSM Project in relation to areas of asserted aboriginal rights and title,

•	the consultation the Issuer and the governments have undertaken with aboriginal groups,

•	the agreements the Issuer has negotiated with aboriginal groups, and

•	the information the Issuer has learned about historic aboriginal use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia, which declares aboriginal title for the first time in a certain area in Canada and outlines the rights associated with aboriginal title, is unlikely to significantly impact the KSM Project.

Updated and Revised 2016 Preliminary Feasibility Study at the KSM Project

In June 2012, an updated Preliminary Feasibility Study for the KSM Project (the “2012 KSM PFS Report”) was completed. The development plan in the 2012 KSM PFS Report was the one approved in the EA/EIS review processes, with certain enhancements to the Project infrastructure to improve environmental protection and various mitigation measures. Since the date of the 2012 KSM PFS Report Seabridge continued exploration activities at KSM which led to the discovery of the higher-grade Deep Kerr and Lower Iron Cap deposits. In early 2016, the Issuer decided to update the 2012 KSM PFS Report to present the same development plan as in the 2012 KSM PFS Report at a pre-feasibility level using more current market values in the financial analysis but, in addition, to incorporate into that development plan the infrastructure enhancements committed to in the EA/EIS processes and to incorporate other design improvements identified by the Issuer. Accordingly, the prefeasibility study level development plan (the “2016 PFS Plan”) does not include material from recent higher-grade discoveries at Kerr and the Iron Cap Lower Zone. Given the positive impact these new deposits were expected to have on Project economics, the Issuer also decided to complete a study that would present an analysis of the integration of these deposits into the proposed KSM Project design as an alternative development plan (the “2016 PEA Plan”) at a preliminary economic assessment level and include the results in the new prefeasibility report. The new report, which presents both the 2016 PFS Plan and the 2016 PEA Plan, was completed in November, 2016, is entitled “2016 KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study Update and Preliminary Economic Assessment” (the “2016 KSM PFS/PEA Report”), has an effective date of October 6, 2016, and is available among Seabridge’s documents at www.sedar.com.

The overall 2016 KSM PFS/PEA Report was coordinated by Tetra Tech Canada Inc. (formerly Tetra Tech, Inc.) (“Tetra Tech”) and incorporates the work of a number of industry-leading consulting firms. The principal consultants who contributed to the 2016 PFS Plan, and their Qualified Persons are listed below along with their areas of responsibility:

•	Tetra Tech, under the direction of Hassan Ghaffari (surface and underground infrastructure, TMF costs, WSF costs, construction schedule, capital estimate and financial analysis), John Huang (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation), Kevin Jones (winter access road);

•	Moose Mountain Technical Services under the direction of Jim Gray (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design);

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants, underground electrical systems and associated costs);

•	ERM (Environmental Resources Management) under the direction of Pierre Pelletier (environment and permitting);

•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (design of surface water diversion, diversion tunnels and seepage collection ponds, tailing dam, water treatment dam and rock storage facility (RSF) and tunnel geotechnical);

•	Resource Modeling Inc. under the direction of Michael Lechner (Mineral Resources);

•	Golder Associates Inc. under the direction of Ross Hammett (underground Mineral Reserves, block caving assessments, mine design and associated costs);

•	BGC Engineering Inc. under the direction of Derek Kinakin (rock mechanics and mining pit slopes);

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (permanent access roads and associated costs).

The 2016 PEA Plan was prepared by Amec Foster Wheeler and the principal consultants who contributed to the 2016 PEA Plan, and their Qualified Persons are listed below along with their areas of responsibility:

•	Amec Foster Wheeler. under the direction of Simon Allard P.Eng., Mark Ramirez RM SME and Tony Lipiec P.Eng (Underground and open pit design , RSF design, process design and capital and operating costs).

•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson P. Geo. (Design of surface water diversion, diversion tunnels and seepage collection ponds, tailing dam, water storage dam and tunnel geotechnical). Graham Parkinson has been to the site.

•	Resource Modeling Inc. under the direction of Michael Lechner P.Geo (Mineral Resources). Michael Lechner has been to site.

•	Golder Associates Inc. under the direction of Ross Hammett P. Eng (Block caving assessments). Ross Hammett has been to the site.

The following (to “2016 and 2017 Exploration”) summarizes information from the 2016 KSM PFS/PEA Report.

Location and Climate

The KSM Project is situated about 950 km northwest of Vancouver, 65 km by air north-northwest of Stewart, BC and 21 km south-southeast of the former Eskay Creek Mine. The property is located at latitude 56.50° North and longitude 130.30° West (see Figure 1).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River and flows into the Pacific through Alaska. The proposed process plant and TMF will be located within the tributaries of Teigen and Treaty creeks. Teigen and Treaty creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass river flows to the Pacific Ocean entirely within Canada.

The climate is generally typical of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. Precipitation at the mine site has an estimated average of 1,652 mm and at the process plant and TMF area has an estimated average of 1,371 mm. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Local Resources, Infrastructure and Physiography

The KSM property lies in the rugged Coastal Mountains of northwest British Columbia, with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks. Valley glaciers fill the upper portions of the larger valleys from just below tree line and upwards.

Deep-water loading facilities for shipping bulk mineral concentrates exist in Stewart, and are currently utilized by the Red Chris Mine. Historically they have been used by several other mines in northern, BC. The nearest railway is the CNR Yellowhead route, which is located approximately 220 km southeast of the Property. This line runs east-west, and can deliver concentrate to deep-water ports near Prince Rupert and Vancouver, BC.

There are no settlements or privately owned land in the area of the Project; there is limited commercial recreational activity in the form of helicopter skiing and guided fishing adventures. The closest power transmission lines run along Highway 37, 40 km east of the Project.

Stewart, a town of approximately 500 inhabitants, is the closest population center to the KSM Project. It is connected to the provincial highway system via paved, all weather Highway 37A. The larger population centers of Prince Rupert, Terrace, and Smithers, with a total population of about 32,000, are located approximately 270 km to the southeast.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Mining Corp., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco Ltd. in 1985 and Mitchell Creek by Newhawk Gold Mines Ltd. in 1991.

There is no recorded mineral production, nor evidence of it, from the property. Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks. On the Brucejack property immediately to the east and currently owned by Pretium Resources Inc. (now named the Brucejack property), limited underground development and test mining was undertaken in the 1990’s on narrow, gold-silver bearing quartz veins at the West Zone.

During 2003-2005, under its option to earn up to a 65% interest in the project from Seabridge, Falconbridge conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the project.

Since 2006, Seabridge has been conducting exploration and development activities at the project.

Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement. Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland (Rocky Mountain) belt. In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups. Backarc basins formed eastward of the KSM Property in the Late Jurassic and Cretaceous were filled with thick accumulations of fine black clastic sediments of the Bowser Group. Folding and thrusting due to sinistral transpression tectonics in the mid-Cretaceous followed by extensional conditions generated the area’s current structural features. The most important structure is the north-northeast striking, moderately west-northwest dipping Sulphurets Thrust Fault (STF), which transects the Property and is spatially and genetically related to mineralization at KSM. Remnants of Quaternary basaltic eruptions occur throughout the region.

Early Jurassic sub-volcanic intrusive complexes are common in the Stikinia terrane, and several host well-known precious and base metal rich hydrothermal systems. These include copper-gold porphyry deposits such as Galore Creek, Red Chris, Kemess, Mt. Milligan, and Kerr-Sulphurets. In addition, there are a number of related polymetallic deposits including skarns at Premier, epithermal veins and subaqueous vein and replacement sulfide deposits at Eskay Creek, Snip, Brucejack, and Granduc.

The Kerr deposit is a strongly-deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation. Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite. Subsequent deformation along the STF was diverted into the Kerr area along pre-existing structures. The mineralized area forms a fairly continuous, north-south trending west dipping irregular body measuring about 1,700 m long and up to 200 m thick. Deep drilling since 2012 has identified two sub-parallel, north-south trending, steep west-dipping mineralized zones that appear to coalesce near the topographic surface. After significant deep drilling was completed at the Kerr deposit, an updated geological interpretation and subsequent updated Mineral Resource model were completed. That new model forms the basis for the 2016 Mineral Resources and Mineral Reserves.

The Sulphurets deposit comprises two distinct zones referred to as the Raewyn Copper-Gold Zone and the Breccia Gold Zone. The Raewyn Copper-Gold Zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics. The Raewyn Copper-Gold Zone strikes north-easterly and dips about 45° to the northwest. The Breccia Gold Zone hosts mostly gold-bearing pyritic material mineralization with minor chalcopyrite and sulfosalts in a potassium-feldspar-siliceous hydrothermal breccia that apparently crosscuts the Raewyn Copper-Gold Zone. The Breccia Gold Zone strikes northerly and dips westerly.

The Mitchell Zone is underlain by foliated, schistose, intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow north dipping Mitchell Thrust Fault (MTF). These rocks tend to be intensely altered and characterized by abundant sericite and pyrite with numerous quartz stockwork veins and sheeted quartz veins (phyllic alteration) that are often deformed and flattened. Towards the west end of the zone, the extent and intensity of phyllic alteration diminishes and chlorite-magnetite alteration becomes more dominant along with lower contained metal grades. In the core of the zone, pyrite content ranges between 1 to 20%, averages 5%, and typically occurs as fine disseminations. Gold and copper tends to be relatively low-grade but is dispersed over a very large area and related to hydrothermal activity associated with Early Jurassic hypabyssal porphyritic intrusions. In general, within the currently drilled limits of the Mitchell Zone, gold and copper grades are remarkably consistent between drill holes, which is common with a large, stable, and long-lived hydrothermal systems.

The Iron Cap Zone, which is located about 2,300 m northeast of the Mitchell Zone, is well exposed and consists of intensely altered intrusive, sedimentary, and volcanic rocks. The Iron Cap deposit is a separate, distinct mineralized zone within the KSM district. It is thought to be related to the other mineralized zones but differs in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than altered volcanic and sedimentary rocks. There is a high degree of silicification that overprints earlier potassic and chloritic alteration. Intense phyllic alteration and high density of stockwork veining, which are pervasive at the nearby Mitchell Zone, are less pervasive at Iron Cap. The surface expression of the Iron Cap Zone measures about 1,500 m (northeast-southwest) by 600 m (northwest-southeast). Significant drilling has been completed at the Iron Cap deposit since the 2012 KSM PFS Report, which resulted in an updated geological interpretation and subsequent updated Mineral Resource model that forms the basis for the 2016 Mineral Resources and Mineral Reserves.

Security of Samples

The Issuer follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol for its exploration programs, including blank and reference standards in every batch of assays. Cross-check analyses are conducted at a second external laboratory on no less than 10% of the samples. The details of these procedures are outlined in the 2016 KSM PFS/PEA Report.

Mineral Resources

RMI constructed 3D block models for the Kerr, Sulphurets, Mitchell, and Iron Cap Zones using various 3D wireframes. Inverse distance estimation methods were used for all Mineral Resource models. In the case of the Sulphurets and Mitchell deposits, a multi-pass interpolation strategy was used, using a combination of grade shells or specific geological lithological/alteration assemblages to constrain the estimate. 3D search ellipses oriented with the trend of mineralization were used to find drill hole composites. Similar strategies were used for the more recent models constructed for the Kerr and Iron Cap deposits. Deeper exploration in those two areas has demonstrated that higher-grade mineralization is associated with various structures. Instead of using conventional search ellipses to collect drill hole composites for block grade estimation, a trend plane search was used for the Kerr and Iron Cap models. That search method appears to do a better job of honoring the currently recognized structural controls in those deposits.

The measured and indicated mineral resources estimated by RMI are set forth in the Table below and are inclusive of mineral reserves.

KSM Undiluted Mineral Resources as of May 31, 2016

Zone	Type of Constraint	NSR Cut-off (Cdn$/t)	Tonnes (000 t)	Grades				Contained Metal
				Au (g/T)	Cu (%)	Ag (g/T)	Mo (ppm)	Au (000 oz)	Cu (Mlb)	Ag (000 oz)	Mo (Mlb)
Measured Mineral Resources
Mitchell	Conceptual LG Pit	9	698,800	0.63	0.17	3.1	59	14,154	2,618	69,647	91
	Conceptual Block Cave	16	51,300	0.59	0.20	4.7	41	973	226	7,752	5
	Total Mitchell Measured	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Total Measured	n/a	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr Indicated	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	919,900	0.57	0.16	2.8	61	16,858	3,244	82,811	124
	Conceptual Block Cave	16	124,700	0.58	0.20	4.7	38	2,325	550	18,843	10
	Total Mitchell Indicated	n/a	1,044,600	0.57	0.16	3.0	58	19,183	3,794	101,654	134
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total Indicated	n/a	n/a	2,152,400	0.50	0.23	2.5	40	34,684	10,784	175,767	189
Measured + Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr M+I	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	1,618,700	0.60	0.16	2.9	60	31,012	5,862	152,458	215
	Conceptual Block Cave	16	176,000	0.58	0.20	4.7	39	3,298	776	26,595	15
	Total Mitchell M+I	n/a	1,794,700	0.60	0.16	3.1	58	34,310	6,638	179,053	230
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total M + I	n/a	n/a	2,902,500	0.54	0.21	2.7	44	49,811	13,628	253,166	285
Inferred Mineral Resources
Kerr	Conceptual LG Pit	9	80,200	0.27	0.21	1.1	6	696	371	2,836	1
	Conceptual Block Cave	16	1,609,000	0.31	0.43	1.8	25	16,036	15,249	93,115	89
	Total Kerr Inferred	n/a	1,689,200	0.31	0.42	1.8	24	16,732	15,620	95,951	90
Sulphurets	Conceptual LG Pit	9	182,300	0.46	0.14	1.3	28	2,696	563	7,619	11
Mitchell	Conceptual LG Pit	9	317,900	0.37	0.09	3.0	56	3,782	631	30,662	39
	Conceptual Block Cave	16	160,500	0.51	0.17	3.5	44	2,632	601	18,061	16
	Total Mitchell Inferred	n/a	478,400	0.38	0.10	3.0	55	6,414	1,232	48,723	55
Iron Cap	Conceptual Block Cave	16	369,300	0.42	0.22	2.2	21	4,987	1,791	26,121	17
Total Inferred	n/a	n/a	2,719,200	0.35	0.32	2.0	29	30,829	19,206	178,414	173

Note: This table does not include the results of the 2016 exploration program at the KSM Project. These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors”. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred resources are based on limited geologic evidence and sampling.  It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration.

The estimated block grades were classified into Measured (Mitchell only), Indicated, and Inferred categories using mineralized continuity, proximity to drilling, and the number of holes used to estimate the blocks. Mineral Resources for the Project were determined by using a combination of conceptual open pit and underground mining methods. Lerchs-Grossmann (LG) conceptual pits were generated for the Kerr, Sulphurets, and Mitchell deposits using metal prices of US$1,300.00/oz of gold, US$3.00/lb of copper, US$20.00/oz of silver, and US$9.70/lb of molybdenum. Mining, processing, general and administrative (G&A), and metal recoveries were used to generate conceptual Mineral Resource pits that demonstrate reasonable prospects for eventual economic extraction. Conceptual block cave shapes were generated by Golder using GEOVIA’s PCBC™ Footprint Finder software.

Metallurgical Test Review

Several wide-ranging metallurgical test programs were carried out between 2007 and 2016 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.

The metallurgical tests to date include:

•	mineralogy, flotation, cyanidation, and grindability testwork;

•	semi-autogenous grinding (SAG) mill comminution (SMC) grindability tests to determine the grinding resistance of the mineralization to SAG/ball milling;

•	crushing resistance parameters to high-pressure grinding rolls (HPGR) crushing of the Mitchell and Sulphurets ore samples by SGS, and pilot plant scale HPGR testing on the Mitchell ore sample; and

•	dewatering tests on the samples of heads, copper concentrates, sulphide leach products, and tailing pulps.

The test results indicate that the mineral samples from the four separate mineralized deposits are amenable to the flotation-cyanidation combined process. The process consists of:

•	copper-gold-molybdenum bulk rougher flotation followed by gold-bearing pyrite flotation;

•	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-molybdenum bulk cleaner flotation concentrate;

•	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper/gold concentrate containing associated silver; and

•	cyanide leaching of the gold-bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré bullion.

The samples from the Mitchell deposit produced better metallurgical results with the chosen flotation and cyanide leach extraction circuits when compared to the metallurgical results from the samples taken from the Sulphurets, Iron Cap, and Kerr (upper zone) deposits. The locked cycle tests showed that, on average, approximately 85% of copper and 60% of gold in the Mitchell samples, which contain 0.21% Cu and 0.72 g/T Au, were recovered into a concentrate containing 24.8% Cu. The cyanidation further recovered approximately 18% of the gold from the gold bearing products consisting of the cleaner flotation tailing and the gold bearing pyrite flotation concentrate.

For the Sulphurets, Iron Cap, and upper Kerr samples, the average head grades of the tested samples fluctuated from 0.25 to 0.62% for copper and 0.23 to 0.60 g/T for gold. The average recoveries reporting to flotation concentrates ranged from 78% to 85% for copper and 41 to 60% for gold. The average copper grades of the concentrates varied from 24 to 28%. The cyanidation further recovered approximately 15 to 29% of the gold from the gold-bearing products.

Mineral Processing

The proposed flotation process is projected to produce a copper-gold concentrate containing approximately 25% copper. Copper and gold flotation recoveries will vary with changes in head grade and mineralogy. For the life of mine (LOM) mill feed containing 0.55 g/T gold and 0.21% copper, the average copper and gold recoveries to the concentrate are projected to be 81.6% and 55.3%, respectively. As projected from the testwork, the cyanidation circuit (carbon-in-leach [CIL]) will increase the overall gold recovery to a range of 60% to 79%, depending on gold and copper head grades. Silver recovery from the flotation and leaching circuits is expected to be 62.7% on average. A separate flotation circuit will recover molybdenite from the copper-gold-molybdenum bulk concentrate when higher-grade molybdenite mineralization is processed.

The Process Plant will consist of three separate facilities: ore primary crushing and handling facilities at the mine site, a 23 km ore transportation tunnel system between the mine site and the processing facility, and a main process facility at the Treaty ore processing complex (OPC), adjacent to the TMF.

Gyratory crushers in the comminution plants located at the mine site will reduce the mill feed from 80% passing 1,200 mm to 80% passing 150 mm. The crushed ore will be conveyed to a 30,000 t surge bin (two pockets, each 15,000 t) located underground at a train car loading area, prior to being transported by train cars to the Treaty OPC.

A 23 km MTT system has been designed to connect the Mine Site and the PTMA. The crushed ore will be transported through the tunnels by electric train. This tunnel will also be used for electrical power transmission sourced from the Northwest Transmission Line and for the transport of personnel and supplies for mine operating and water management activities. The proposed tunnel route is through Crown land and approximately 13 kilometers of its length passes through ground subject to mineral claims held by third parties.

The Process Plant at the Treaty OPC will consist of secondary and tertiary crushing, primary grinding, flotation, concentrate regrinding, concentrate dewatering, cyanide leaching, gold recovery, tailing delivery, and concentrate loadout systems. The crushed ore transported from the mine site will be sent to a 60,000 t coarse ore stockpile adjacent to the tunnel portal. The ore will then be reclaimed and crushed by cone crushers, followed by an HPGR comminution circuit. There is a 30,000 t fine ore stockpile located ahead of the tertiary crushing circuit. The crushing systems will be operated in closed circuits with screens.

The ore from the HPGR comminution circuits will be ground to a product size of 80% passing 150 μm by four conventional ball mills in closed circuit with hydrocyclones. The ground ore will then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and goldbearing pyrite products for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate. The molybdenum concentrate will be leached to reduce levels of copper and other impurities. The concentrates will be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite products which consist of the bulk cleaner flotation tailing from the copper-gold-molybdenum cleaner flotation circuit and the gold-bearing pyrite concentrate will be leached with cyanide using CIL treatment for additional gold and silver recovery. Prior to storage in the lined pond within the TMF, the leach residues from the cyanide leaching circuits will be washed, and subjected to cyanide recovery and destruction. The water from the residue storage pond will be recycled back to the cyanide leach circuit. Any excessive water will be further treated prior to being sent to the flotation tailing storage pond.

The flotation tailing and the washed leach residues would be sent to the TMF for storage in separate tailing areas. Two water reclaim systems for the flotation tailing pond and the CIL residue pond have been designed to separately reclaim the water from the TMF.

Tailing Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.3 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The North and CIL cells would be constructed and operated first; they would store tailing produced in the first 25 years. The North Cell would then be reclaimed while the CIL and South cells are in operation.

The North, Splitter, and Saddle earth-fill starter dams will be constructed over a two-year period, in advance of the start of milling, to form the North and Central cells and will provide start-up tailing storage for two years. Cyclone sand dams will be progressively raised above the starter dams over the operating LOM. The North Starter Dam will be constructed with a low-permeability glacial till core and raised with compacted cyclone sand shells, using the centerline geometry method. The Splitter and Saddle starter dams will form the CIL pond. These dams will also subsequently be raised with cyclone sand shells, but the CIL pond and the Splitter and Saddle dams will incorporate high-density polyethylene (HDPE) and linear low-density polyethylene (LLDPE) liners in the core and basin floor in order to surround the CIL tailing within a completely lined impoundment.

Cyclone sand dam raises would be constructed from April through October each year, starting with the North Cell. To reach the capacity of 2.3 billion tonnes, an ultimate dam crest elevation of 1,068 m will be required for the North Cell dams and 1,068 m for the South Cell. This will require a dam height of up to 240 m for the Southeast dam, which is the highest dam of the TMF.

Process water collected in the North and South tailing cells will be reclaimed by floating pump barges and recycled separately to the Process Plant, either for use in the process, for treatment, or to be discharged. Water from the Central Cell will only be directed to the Process Plant for recycling purposes and will not be discharged directly to the receiving environment. Diversions will be constructed to route non-contact runoff from the surrounding valley slopes around the TMF. The diversion channels are sized to allow passage of 200-year peak flows, and are large enough to allow space for passage of snow removal machinery. Buried pipe sections paralleling the channels will be installed in areas of active snow avalanche paths to enhance diversion operability during avalanche periods.

Each of the cells are expected to have surplus water. Surplus water is proposed to be managed during operations using a combination of storage, discharge to Treaty Creek during freshet if water quality meets standards, or treatment at the Treaty process plant water treatment facility (if required) and discharge.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (WSF) via the High-density Sludge (HDS) water treatment plant (WTP) was the strategy that was reviewed and approved during the EA review process.

Three diversion tunnel routes totalling approximately 22.4 km will be required to route glacial melt water and non-contact valley runoff from the Mitchell and McTagg valleys around the mine area. The open pit phase of the Mitchell Diversion Tunnel (MDT) and the twinned McTagg Diversion Tunnels (MTDTs) are sized to convey flows from an average 200-year storm. When the Mitchell block cave operation commences, an additional MDT paralleling the open pit phase tunnel will be driven to protect the underground workings, which are more sensitive to inflows than the open pits.

The second tunnel of each set of twinned tunnels provides redundancy against blockage as each individual tunnel can carry typical freshet flows. The provision of twin tunnels also allows switching base flows between adjacent tunnels if access for maintenance is required.

The MDT will route water from Mitchell Creek/Mitchell Glacier to the Sulphurets Valley, away from the open pit, primary crushing facility, open pit area, and Mitchell rock storage facility. The MDT would collect melt water from beneath the base and toe of the Mitchell Glacier via separate surface and sub-glacial inlet structures, which improves redundancy. Both surface and subglacial inlets are designed to protect the inlet of the diversion from being blocked by snow avalanches. The MDT is proposed to generate hydroelectric power as Sulphurets Valley is lower than Mitchell Valley. In Year 23, the MDT will be augmented with a second (twin) tunnel to provide protection against the 1,000-year storm flow to the underground workings.

The McTagg valley tunnels collect flows from east and west McTagg valleys and feed into the main diversion tunnel route, around the west side of the McTagg RSF, and discharge into Sulphurets Valley. These tunnels would have three staged inlets as the McTagg RSF raises in elevation. Hydropower is proposed to be generated by the McTagg tunnels only in Stages 2 and 3.

To facilitate construction in the Mitchell Valley and the staging of water management as the Mitchell and McTagg RSFs rise and fill the valley areas, an approximately 5.4 km long Mitchell Valley Drainage Tunnel will be constructed under Mitchell Valley to carry the existing flows from Mitchell Creek, which are naturally affected by contact with surface mineralization. When the mine is in operation the tunnel will convey contact water from the Mitchell workings and the mineralized area upstream of the deposit, around the RSFs into the WSF.

An in-rock spillway would be constructed at the southwest corner of the McTagg RSF to convey surface diversion flows down to diversion pipelines and channels on the west and east sides of the WSF pond.

Contact water from the mine areas (open pits, RSFs, roads, infrastructure) would be directed to the WSF, located in the lower Mitchell Creek area. The WSF would be formed with a 165 m-high rock fill asphalt core dam built to full height by Year -1. The WSF dam is founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will return seepage water to the WSF.

During operations, secondary diversion ditches and pipelines would be implemented within the mine area to reduce contact water volumes. Open pit contact water and discharge from pit dewatering wells would be routed from the pit rims, via ditches or direct drainage, and via pipelines or tunnels to the WSF.

Mine area contact water is to be treated with a high density sludge lime water treatment plant (“WTP”).

Additional hydropower is to be generated in an energy recovery facility from the flow of treatment water from the WSF to the WTP.

Permitting

As of June 2016, the Project has successfully gone through the provincial and federal environmental assessment processes, and the appropriate certificates/approvals have been obtained. Additionally, permits for early stage constructions activities for the first two and half years of site activity were obtained. These permits covered the following mine components:

•	KSM Project Mines Act and Environmental Management Act Permit Application for Limited Site Construction – May 2013

•	Special Use Permits for the Coulter Creek Access Road (CCAR) and TCAR

•	KSM construction camps

•	KSM Project Treaty Transmission Line

•	MTT Permit Application.

Seabridge is currently in the process of obtaining numerous provincial and federal permits to allow for the construction of parts of the Project, as well as expanding exploration activities, including but not limited to the following:

•	Fisheries Authorization application, including draft Compensation Plans

•	Metal Mining Effluent Regulations (MMER) Schedule 2 Amendment Application (which was approved in 2017)

Mine Planning (2016 PFS Plan)

The proposed mine uses conventional large-scale open pit and block cave underground mining methods. Pit phases at the Mitchell, Kerr, and Sulphurets deposits have been engineered based on the results of an updated economic pit limit analysis. Starter pits have been selected in higher-grade areas. Underground mining has been proposed for the Iron Cap deposit and below the Mitchell open pit to reduce the volume of waste generated from the potential open pits.

Mining Limits

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2012 KSM PFS Report and the same limits were confirmed using LG for the 2016 KSM PFS/PEA Report. Ultimate open pits have been modified slightly to implement design changes from the EA/EIS process and updated geotechnical study.

The underground block caving mine designs for both the Mitchell and Iron Cap deposits are based on modeling using GEOVIA's PCBC™ and Footprint Finder software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.

Mineral Reserve Estimate

Waste to ore open pit cut-offs and underground shut-offs, including process recovery, were determined using metal prices of US$1,200.00/oz of gold, US$2.70/lb of copper, US$17.50/oz of silver, and US$9.70/lb of molybdenum for NSR calculations.

Open pit Mineral Reserves have been calculated using the updated pit designs and the 2016 Mineral Resource models. These calculations include mining loss and dilution that varies by pit ranging from 2.2 to 5.3% for loss, and 0.8 to 3.9% for dilution. A dynamic cut-off grade strategy has been applied with a minimum NSR of CDN$9.00/t.

The mining NSR shut-off is Cdn$15.00/t for the Mitchell underground mine and CDN$16.00/t for the Iron Cap underground mine. The Mitchell Mineral Reserves include 59 Mt of non-mineralized dilution at zero grade (13%) and 7 Mt of mineralized dilution (2%). The Iron Cap Mineral Reserves include 20 Mt of dilution at zero grade (9%) and 25 Mt of mineralized dilution (11%).

Proven and Probable Mineral Reserves for the KSM Project as of July 31, 2016 are estimated as:

KSM Proven and Probable Mineral Reserves as of July 31, 2016

Zone	Mining Method	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Open Pit	Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	481	0.63	0.16	2.9	65.8	9.7	1,677	44	70
	Block Cave	Probable	453	0.53	0.17	3.5	33.6	7.7	1,648	51	34
Iron Cap	Block Cave	Probable	224	0.49	0.20	3.6	13.0	3.5	983	26	6
Sulphurets	Open Pit	Probable	304	0.59	0.22	0.8	51.6	5.8	1,495	8	35
Kerr	Open Pit	Probable	276	0.22	0.43	1.0	3.4	2.0	2,586	9	2
Totals		Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
		Probable	1,738	0.51	0.22	2.5	38.2	28.7	8,388	138	147
		Total	2,198	0.55	0.21	2.6	42.6	38.8	10,155	183	207

Note: The Mineral Reserves tabulated above are included in the tabulated Mineral Resources. All Mineral Reserves stated above account for mining loss dilution.

Mineral Reserves are derived from a total undiluted Measured plus Indicated Mineral Resource of 49.8 million ounces of gold and 13.6 billion pounds of copper contained in 2.9 billion tonnes at an average grade of 0.54 grams of gold per tonne and 0.21% copper per tonne. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Most of the Deep Kerr and Lower Iron Cap Mineral Resources are classified as Inferred Mineral Resources and are excluded from the reserves.

Mine Production Plan (2016 PFS Plan)

During the initial 33 years of mine life, the majority of ore is derived from open pits, with the tail end of this period supplemented by the initial development of underground block cave mines. After Year 1 ramp up, ore delivery to the mill during Year 2 to Year 35 is designed to be maintained at an average of 130,000 t/d. After depletion of the open pits, the mill processing rate will be reduced to about 96,000 t/d for 10 additional years, before ramping down to just over 61,000 t/d. The change in throughput matches the production levels from the block cave with appropriate ramp ups and ramp downs applied. The remaining few years use stockpile reclaim to supplement the declining production from the block caves at the end of the mine life.

Ore is mined from Mitchell open pit from Years 1 to 24. Mitchell transitions to block cave mining as the Mitchell pit is mined out. Ore is mined from Sulphurets open pit from Years 1 to 17. Kerr open pit supplements block cave mining from Year 25 to Year 34, and during these years, ore will be transported by an overland conveyor and rope conveyor system starting at the Kerr pit. Mitchell block cave is estimated to have a production ramp-up period of six years, steady state production at 20 Mt/a for 17 years, and then ramp-down production for another 7 years. Iron Cap is estimated to have a production ramp-up period of four years, steady state production at 15 Mt/a for 10 years, and then ramp-down production for another 9 years. The underground pre-production period would be six years, with first underground ore production from Mitchell and Iron Cap in Years 23 and 32, respectively.

All ore will be transported by train from the mine area through the MTT to the Treaty processing plant. The ore transport system will also include:

•	A conveyor through the Sulphurets-Mitchell Conveyor Tunnel (SMCT) and a connecting conveyor to transport ore from the Sulphurets pit to an ore stockpile at the Mitchell site.

•	A separate rope conveyor built to connect the Kerr pit to the SMCT conveyor across the Sulphurets Valley. Waste rock from the Kerr open pit is backfilled into the mined out Sulphurets pit. Ore from the Kerr open pit is transferred to the SMCT to deliver ore to the Mitchell pit site. Both the ore and waste rock that are primary crushed at the Kerr site will use the same rope conveyor transport system.

Infrastructure (2016 PFS Plan)

In Figure 3 below, the location of the proposed infrastructure is shown.

Site access will be established from three fronts:

•	the 30 km Treaty Creek access road from Highway 37 to the Saddle Area and the Treaty processing plant;

•	the 35 km Coulter Creek access road that extends the Eskay Creek mine road to the Unuk River and on to the Mine Site;

•	the Winter access road from the Granduc mine to the Ted Morris Creek Valley to be used in the first few years of construction.

Copper concentrates produced at the Treaty plant will be transported by contract trucking firms via Highway 37 and 37A to one of the port vendors in Stewart, BC. A concentrate storage building (approximately 100 m by 66 m) will be required. Copper concentrates will be loaded via ship loader and shipped via ocean transport to overseas smelters.

Multiple staging areas will be used in the Project, with the majority of equipment and materials anticipated to be delivered to the Port of Stewart, supplemented by overland freight delivered to Terrace or Stewart.

Figure 3 – KSM Project Layout

Trains will travel through the MTT on a conventional ballasted track structure, be electrically driven by an overhead catenary system, and be controlled by an automated train control system managed from a remote control room without an on-board operator. The trains will transport personnel, freight and fuel and the train staging areas will be accessible by road.

The tunnels will be driven in accordance with the BC Mines Act and Regulations using mechanized drill and blast techniques and will follow the conditions contained within the License of Occupation. The MTT are on the critical path of the construction schedule and have therefore been broken into two segments to allow for concurrent development workplaces resulting in a shorter total tunnel construction period. This will be accomplished with headings at the Treaty Valley, an adit as the saddle of a transecting valley, located 6.1 km from the Treaty portals, and by headings in the Mitchell Valley thus creating six active headings. During construction, rail will be installed in both the North and South tunnels for the future operations rail haulage system; however, only the North Tunnel will be used for hauling tunnel muck during construction.

Electric service for the Project will be from BC Hydro's Northern Transmission Line (NTL) that was completed in 2014 and parallels Highway 37. The NTL provides an economic and reliable source of power at a cost of US$0.05/kWh.

The new 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained. The Treaty Creek Switching Station on the NTL will be approximately 20 km south of Bell II. The Project will take electrical service from the new NTL as a Transmission Service Customer under Schedule 1823 as published in the BC Hydro tariffs.

Seabridge commissioned BC Hydro to carry out a Facilities Study for the Project, following the previously completed BC Hydro System Impact Study. The Facilities Study is the final evaluation required by the utility to define connection costs and terms of electric service. A draft version of the Facilities Study has been issued. Upon the final issue of the study, the parties will be in a position to sign a Facilities Agreement that, in conjunction with the Electricity Supply Agreement (ESA), forms the standard contract for the supply of electric power for a large bulk Transmission Service Customer such as Seabridge. The Project, on the basis of the current application, has priority for service from the new NTL. Currently there is a reservation of 150 MVA for the Project, but an application has been made to increase this to 200 MVA.

Several energy recovery and mini-hydro plants have been included in the Project development plan. These plants generate electric power by making use of facilities already included in the Project and will result in significant net project energy savings.

It was assumed for the 2016 KSM PFS/PEA Report that the Project will be constructed using the engineering, procurement, and construction management (EPCM) approach with a management team located at both the Mine Site and the Treaty OPC. The Owner will supply all the temporary construction camps and service contractors to manage daily activities on site.

Mine Site construction begins with the development of the site access roads to the water treatment plant area, WSF, tunnel entrances, Coulter Creek access road, and building locations. Early works material and equipment will be mobilized via the Winter Access Road and the pioneering road along the Coulter Creek access road alignment. Major equipment, general construction materials, and heavy earth moving equipment will be mobilized via the Coulter Creek access road. Construction material and equipment for the plant and tailings management area will be transported using the Treaty Creek access road. Helicopter support is planned to be used prior to Treaty Creek access road pioneering road completion. The construction schedule for both sites is coordinated around the development of the MTT.

Capital Cost Estimate (2016 PFS Plan)

An initial capital cost of US$5.005 billion is estimated for the project. Costs in the 2016 KSM PFS/PEA Report are expressed in US Dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.80 to CDN$1.00. The expected accuracy range of the capital cost estimate is +25%, -10%. This estimate includes only initial capital, defined as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Capital Costs (US$ million)

Direct Costs:
Mine Site	1,218
Process	1,336
Tailing Management Facility	441
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	159
Total Direct Costs	3,311
Indirect Costs:
Construction Indirect Costs	449
Spares	34
Initial Fills	20
Freight and Logistics	99
Commissioning and Start-up	6
Engineering Procurement and Construction Management (EPCM)	231
Vendor’s Assistance	23
Total Indirect Costs	862
Owner’s Cost	160
Contingency	671
TOTAL INITIAL CAPITAL	5,005

This 2016 PFS estimate is prepared with a base date of Q2 2016. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment. The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances. The quotations used in this estimate were obtained in Q1/Q2 2016, and are budgetary and non-binding. Pricing for all major equipment is based on budgetary quotations provided by vendors obtained in Q1/Q2 2016. For non-major equipment, pricing is based on in-house data or recent quotes from similar projects.

All equipment and material costs are based on FCA (Free Carrier) Ex-works (Incoterms 2010). Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the indirect costs section of the capital cost estimate.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$5.503 billion and consist of:

•	open pit mine development, principally mobile fleet replacement

•	underground mine development at Mitchell and Iron Cap block cave mines

•	process improvements, principally at Mitchell and Treaty OPC, MTT, and SMCT

•	TMF expansions, mainly comprising dam raises and CIL basin expansions

•	permanent electrical power supply and energy recovery systems

•	Project indirect costs, including construction indirects, spares, freight and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2016 PFS Plan)

The average operating cost for the Project is estimated at US$12.03/t milled at the nominal process rate of 130,000 t/d or US$12.33/t for the LOM average as shown in the table below. The cost estimates in this table are based upon budget prices in Q1/Q2 2016 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.80. The expected accuracy range of the operating cost estimate is +25%/-10%.

The estimates do not include energy recovery credit (approximately US$0.12/t milled LOM) from mini hydropower stations and the cost (approximately US$0.15/t milled LOM) related to Provincial Sales Tax (PST).

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

	At the Nominal Feed Rate of 130,000 t/d		LOM Average (US$/t milled)
	(US$/a)	(US$/t milled)*
Mine
Mining Costs – Mill Feed	190,223,000**	4.59**	4.59
Open Pit – Mill Feed	-	4.40**	4.40
Block Caving – Mill Feed	-	4.99**	4.99
Mill
Process	251,066,000	5.29	5.34
G&A and Site Service
G&A	43,272,000	0.91	1.03
Site Service	18,914,000	0.40	0.44
Tailing and Site Water Management
Tailing Dam Management	6,065,000	0.13	0.13
Selenium Water Treatment	9,469,000	0.20	0.21
HDS Water Treatment	22,033,000	0.46	0.53
Mine Site Water Pumping	2,453,000	0.05	0.06
Total Operating Cost	543,495,000	12.03	12.33
Notes:	* - The estimates, excluding mining operating costs, are based on a mill feed rate of 130,000 t/d; the costs do not reflect higher unit costs late in mine life when the mill feed rates are lower.

**Mining operating costs are LOM average unit costs calculated by total LOM operating costs divided by LOM process tonnages; mining operating costs exclude mine pre-production costs. The annual cost is the LOM average cost.

Power will be supplied by BC Hydro at an average cost of US$0.050/kWh at the plant 25 kV bus bars, based on the BC Hydro credits for energy conservation by use of HPGR and similar, and the cost of “peaking” power to avoid a BC Hydro contract demand of over 150 MVA. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating costs. Power costs for site services, water treatment plants, TMF seepage water pumping, and the Mine Site water pumping are included in their area costs separately.

The estimated electrical power costs are based on the 2016 BC Hydro Tariff 1823 – Transmission Service Stepped Rate and Schedule 1901 – Deferred Account Rate Rider. The electrical power costs also account for local system losses and include 7% PST, which is not treated as an Input Tax Credit (ITC). The rates take advantage of the implementation of BC Hydro-approved energy conservation measures in the plant design phase, including the HPGR circuit, which will greatly reduce the costlier Tier 2 power in the BC Hydro stepped-rate Schedule 1823. The 5% Goods and Services Tax (GST) is not included in the power rates as it is an ITC.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, and G&A. The hydropower credit from recovered hydro-energy during mining operations is not accounted for directly against operating cost estimate, but is included in the economic financial analysis. Sustaining capital costs including all capital expenditures after the process plant has first been put into production are excluded from the operating cost estimate.

Economic Evaluation (2016 PFS Plan)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 7	Life of Mine
Total Tonnes to Mill (000s)	322,750	2,198,559
Annual Tonnes to Mill (000s)	46,107	41,484
Average Grades
Gold (g/T)	0.82	0.55
Copper (%)	0.24	0.21
Silver (g/T)	2.8	2.6
Molybdenum (ppm)	48.3	42.6
Total Production
Gold (000s oz)	6,259	28,597
Copper (000s lb)	1,434,560	8,270,423
Silver (000s oz)	18,224	114,671
Molybdenum (000s lb)	11,154	62,080
Average Annual Production
Gold (000s oz)	933	540
Copper (000s lb)	204,937	156,052
Silver (000s oz)	2,603	2,164
Molybdenum (000s lb)	1,593	1,171

A cash flow analysis was prepared using four metals price scenarios. In the base case scenario, the three-year trailing average (as of July 31, 2016) prices for gold, copper, silver and molybdenum were used, consistent with industry standard and in compliance with the guidance of the United States Securities and Exchange Commission and NI 43-101. In addition to the base case, three metal price/exchange rate scenarios were also developed: the first uses the metal prices and exchange rate used in mine optimization and design (2016 Design Case); the second uses the spot metal prices and closing exchange rate on July 1, 2016 (Recent Spot Case); the third uses higher metal prices to indicate upside potential (Alternate Case). The input parameters and results of all four scenarios on a pre- and post-tax basis can be found in the following table.

Summary of the Pre- and Post-Tax Economic Evaluations (2016 PFS Plan)

	Unit	Base Case	2016 Design Case	Recent Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,230.00	1,200.00	1,350.00	1,500.00
Copper	US$/lb	2.75	2.70	2.20	3.00
Silver	US$/oz	17.75	17.50	20.00	25.00
Molybdenum	US$/lb	8.49	9.70	7.00	10.00
Exchange Rate	US:Cdn	0.80	0.83	0.77	0.80
Pre-Tax Economic Results
NPV (at 0%)	US$ M	15,933	13,727	16,101	26,319
NPV (at 3%)	US$ M	6,217	5,128	6,461	11,138
NPV (at 5%)	US$ M	3,263	2,510	3,507	6,541
NPV (at 8%)	US$ M	960	475	1,175	2,928
IRR	%	10.4	9.2	11.1	14.6
Payback	Years	6.0	6.5	5.6	4.1
Cash Cost/oz Au	US$/oz	277	311	404	183
Total Cost/oz Au	US$/oz	673	720	787	580
Post-Tax Economic Results
NPV (at 0%)	US$ M	9,983	8,537	10,109	16,721
NPV (at 3%)	US$ M	3,513	2,789	3,691	6,696
NPV (at 5%)	US$ M	1,539	1,028	1,718	3,663
NPV (at 8%)	US$ M	-2	-343	161	1,282
IRR	%	8.0	7.0	8.5	11.4
Payback	Years	6.8	7.4	6.4	4.9

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the 2016 KSM PFS/PEA Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by operating costs and copper price. The payback period is most sensitive to gold price and exchange rate followed by capital costs, copper price and operating costs. Since the majority of costs are in Canadian dollars and the economic analysis is developed in American dollars, a significant increase in the exchange rate by 30% will result in a significant increase in the costs when converted to American dollars and this leads to sharp increase in the payback period. Also, when gold price decreases by 30%, the revenue side decreases significantly and this results in sharp increase in the payback period. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2016 PFS Plan Recommendations

The key recommendations for advance studies emanating from the 2016 PFS focus on improving both open pit and underground mine design through additional drilling and testing; water related topics to further refine the inputs and results of site wide water balance analyses from the construction period through closure; and tunnels to develop more design-specific information to assist in reducing Project and operational risk and associated construction and operating costs. Other recommendations address data collection needs for RSFs, ore transportation, TMF, metallurgical testing, and process engineering.

Other Relevant Data and Information – 2016 PEA Plan

The 2016 PEA Plan was undertaken to evaluate a different approach to developing the Project by emphasizing low-cost block cave mining and reducing the number and size of the open pits, which significantly reduces the surface disturbances in the re-designed Project. The 2016 PEA Plan is a conceptual level of study based on the same Mineral Resource estimates used in the 2016 PFS Plan, except the inferred mineral resources are included in the 2016 PEA Plan, which assesses the potential impacts of incorporating these inferred resources into project design, capital and operating cost estimates and projected economics. The results of the 2016 PFS remain valid and represent a viable option for developing the KSM Project, with the PEA assessing an alternative development option at a conceptual level.

The 2016 PEA Plan is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2016 PEA Plan will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The 2016 PEA Plan envisages a combined open pit/underground block cave mining operation that is planned to operate for 51 years. The proposed Process Plant for the 2016 PEA Plan mine design will have an average process rate of 170,000 t/d and produce a gold/copper/silver concentrate for transport by truck to a nearby sea port at Stewart, B.C. Metallurgical testing indicates that KSM can produce a clean concentrate with an average copper grade of 25% with a high gold and silver content, making it readily saleable. Separate gold-silver doré would be produced at the KSM processing facility.

Mine Design

The 2016 PEA Plan is based on the same Mineral Resources estimates that were estimated in the 2016 KSM PFS/PEA Report. The 2016 PEA Plan utilizes Measured, Indicated and Inferred Mineral Resources in mine planning. Material that is mined in the 2016 PEA Plan is based on open pit mining and underground block caving for the Mitchell deposit, open pit mining for the Sulphurets deposit and underground block caving for the Kerr and Iron Cap deposits. The Mitchell open pit and Kerr underground mines will be the main source of mill feed, supplemented by the Sulphurets open pit along with the Mitchell and Iron Cap underground mine production. Approximately 22% of the mill feed would come from open pit operations and 78% from underground block caving. Waste to mill feed cut-offs were determined using a Net Smelter Return (“NSR”) for each block in the model for the open pit mines, and a NSR shut-off for the block cave underground mines. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver are used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the 2016 PEA Plan. The pit limits of the 2016 PEA Plan are contained inside the pit limits of the 2016 PFS Plan. The mine design for the 2016 PEA Plan focuses on reducing waste and selecting higher block value. As a result the 2016 PEA Plan mine plan contains 2.4 billion tonnes less waste in the open pit mine plan.

The underground block caving mine designs for Mitchell, Iron Cap, and Kerr are based on modeling using GEOVIA’s Footprint Finder and PCBC software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.

Mitchell is estimated to have a production ramp-up period of 5 years, steady state production at 21.9 million tonnes per year for 28 years, and then ramp-down production for another 3 years. Iron Cap is estimated to have a production ramp-up period of 3 years, steady state production at 14.6 million tonnes per year for 11 years, and then ramp-down production for another 4 years. Kerr is estimated to have a production ramp-up period of 6 years, steady state production at 25.5 million tonnes per year for 38 years with some variations during years where the operation transitions from first to second lift and second to third lift. Ramp down lasts 4 years.

The underground pre-production period is 5 years for Mitchell and Iron Cap and 3 years for Kerr. The first underground mill feed production from Mitchell, Iron Cap and Kerr comes in years 9, 10 and 4, respectively. The mining NSR shut-off is CDN$20 per tonne for the Mitchell underground mine, CDN$23 per tonne for the Iron Cap underground mine and CDN$22 per tonne for Kerr.

Mineral Resources contained in the mine plans for the 2016 PEA Plan are stated as follows.

Mineral Resources in the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)
Mitchell	Open Pit	Measured	223.7	0.79	0.20	3.0	5.7	966	21.9
		Indicated	194.6	0.75	0.19	2.8	4.7	817	17.7
		Inferred	11.6	0.47	0.20	5.2	0.2	50	1.9
	Block Cave	Measured	244.9	0.68	0.21	4.2	5.4	1134	33.1
		Indicated	361.0	0.65	0.20	4.1	7.5	1592	47.6
		Inferred	87.5	0.40	0.13	3.1	1.1	259	8.7
Iron Cap	Block Cave	Indicated	121.5	0.64	0.24	4.1	2.5	643	15.8
		Inferred	77.4	0.46	0.22	3.5	1.1	384	8.7
Sulphurets	Open Pit	Indicated	91.8	0.70	0.29	0.6	2.1	584	1.7
		Inferred	11.1	0.59	0.25	0.8	0.2	60	0.3
Kerr	Block Cave	Indicated	24.4	0.26	0.54	1.1	0.2	290	0.8
		Inferred	931.5	0.31	0.49	1.7	9.3	9,962	52.0
Total Open Pit		M+I	510.1	0.76	0.21	2.5	12.4	2,367	41.2
		Inferred	22.7	0.53	0.22	3.1	0.4	111	2.2
Total Block Cave		M+I	751.8	0.64	0.22	4.0	15.6	3,659	97.3
		Inferred	1,096.4	0.33	0.44	2.0	11.6	10,605	69.3
Total Material Mined		M+I	1,261.8	0.69	0.22	3.4	28.0	6,026	138.6
		Inferred	1,119.1	0.33	0.43	2.0	12.0	10,716	71.6

Production

The PEA mining study took a different approach to the 2016 PFS. The PEA mine plan was carried out with the aim of reducing the amount of waste rock produced in the open pits with the mill feed drawing more on the underground resources. The mine production plan starts in lower-cost open pit areas using conventional large scale equipment before transitioning into block cave underground bulk mining later in the mine life. Starter pits have been selected in higher grade areas and cutoff grade strategy optimizes revenues to minimize the payback duration.

After initial ramp-up the throughput averages of 170,000 tonnes per day (“tpd”) for the first 20 years, after the rate is reduced to 130,000 tpd for the following 15 years and then is further reduced to around 77,000 tpd for 12 years; during the remaining 3 years of production, throughput averages 28,000 tpd. In the 2016 PEA Plan, KSM’s mine life is estimated at approximately 51 years. Production starts from open pits at Mitchell and Sulphurets and lasts until years 8 and 5 of production, respectively. During that period the Kerr block cave is developed and first mill feed is produced in year 4 of production. In year 9 and 10 Mitchell and Iron Cap caves enter into production. Underground production ends first at Iron Cap in year 27, then at Mitchell in year 44 and finally at Kerr in year 51 of production.

At Mitchell, a near-surface higher grade gold zone outcrops allowing for gold production in the first seven years that is substantially above the mine life average grade. The mine plan is specifically designed for mining highest gold grade first to facilitate an early capital investment payback. The project’s post-tax payback period is approximately 6.3 years for the Base Case or less than 12% of mine life.

Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production (metal recovered)

	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.78	0.52
Copper (%)	0.26	0.32
Silver (grams per tonne)	2.7	2.7
Annual Production:
Gold (000 ounces)	1,150	592
Copper (000 pounds)	306,603	286,217
Silver (000 ounces)	3,290	2,761

Capital Costs

Initial capital costs (including contingency of US$927 million and preproduction mining costs) are estimated at US$5.5 billion, approximately 9.7% higher than the initial capital estimate in the 2016 PFS Plan. Most of the cost increase in initial capital is related to the higher throughput that required a bigger mining fleet at the start of production, larger size of equipment at the mill and changes in the tailing management facility due to a higher mill rate. Also, contingency is higher to reflect the lower level of cost accuracy of the 2016 PEA Plan compared to the 2016 PFS Plan.

Sustaining capital over the 51 year mine life is estimated at US$10.0 billion and is dominated by capitalizing the underground mine expansions at Kerr, Mitchell and Iron Cap block caves. In addition to sustaining capital, a further US$540 million has been charged against the project including US$454 million set aside in a sinking fund during the production period to pay for estimated water treatment obligations which continue after closure and US$86 million for physical reclamation and other uses after mining operations have ceased.

Initial capital and sustaining capital estimates for the 2016 PEA Plan are summarized as follows:

Capital Costs (US$ million)

Direct Costs:
Mine Site	1,272
Process	1,447
Tailing Management Facility	509
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	167
Total Direct Costs	3,553
Total Indirect Costs	848
Owner’s Cost	161
Contingency	927
TOTAL INITIAL CAPITAL	5,489
TOTAL LIFE OF MINE SUSTAINING CAPITAL	10,018

Operating Costs

Average mine, process and G&A operating costs over the 2016 PEA Plan project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.61 per tonne milled (before base metal credits). Estimated unit operating costs decreased 6% from the 2016 PFS Plan primarily due to reduction in process and G&A cost associated with higher throughput. A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	4.47
Process	5.19
G&A	0.86
Others	1.09
Total Operating Costs	11.61

*excluding pre-production cost of both open pit and underground mining

Economic Analysis

To compare the economic projections, the 2016 PEA Plan incorporates three of the same case analyses that were presented in the 2016 PFS Plan. A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach adheres to National Instrument 43-101 and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/CDN$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases compared to the results of the 2016 PFS Plan are as follows:

Projected Economic Results (US$)

	Base Case		Recent Spot		Alternate
	2016 PEA	2016 PFS	2016 PEA	2016 PFS	2016 PEA	2016 PFS
Metal Prices:
Gold ($/ounce)	1,230		1,350		1,500
Copper ($/pound)	2.75		2.20		3.00
Silver ($/ounce)	17.75		20.00		25.00
US$/CDN$ Exchange Rate:	0.80		0.77		0.80
Cost Summary:
Operating Costs Per Oz of Gold (life of mine)	-$179	$277	$32	$404	-$319	$183
Total Cost Per Ounce of Gold Produced	$358	$673	$553	$787	$218	$580
Copper Credits Per Oz Gold Included in Costs	-$1,328	-$795	-$1,104	-$636	-$1,449	-$868
Silver Credits per Oz Gold Included in Costs	-$83	-$71	-$97	-$80	-$117	-$100
Initial Capital (includes pre-production mining)	$5.5 B	$5.0 B	$5.3 B	$4.8 B	$5.5 B	$5.0 B
Sustaining Capital	$10.0 B	$5.5 B	$9.7 B	$5.3 B	$10.0 B	$5.5 B
Unit Operating Cost On-site (US$/tonne)	$11.61	$12.36	$11.17	$12.09	$11.61	$12.36
Pre-Tax Results:
Net Cash Flow	$26.3 B	$15.9 B	$24.1 B	$16.1 B	$38.7 B	$26.3 B
NPV @ 5% Discount Rate	$6.1 B	$3.3 B	$5.7 B	$3.5 B	$10.2 B	$6.5 B
Internal Rate of Return	12.7%	10.4%	12.9%	11.1%	16.9%	14.6%
Payback Period (years)	5.6	6.0	5.3	5.6	3.9	4.1
Post-Tax Results:
Net Cash Flow	$16.7 B	$10.0 B	$15.3 B	$10.1 B	$24.7 B	$16.7 B
NPV @ 5% Discount Rate	$3.4 B	$1.5 B	$3.2 B	$1.7 B	$6.0 B	$3.7 B
Internal Rate of Return	10.0%	8.0%	10.1%	8.5%	13.4%	11.4%
Payback Period (years)	6.4	6.8	6.1	6.4	4.7	4.9

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. Dollar values followed by a B are in billions. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes.

The 2016 KSM PFS/PEA Report includes sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs. The Project is most sensitive to changes in metal prices and foreign exchange, less sensitive to changes in capital costs, and least sensitive to operating cost and labour costs changes.

PFS and PEA Differences

Notable changes in the 2016 PEA Plan by comparison to the 2016 PFS Plan include:

•	In the 2016 PEA Plan, open pits would account for only 22% of total production compared to 70% in the 2016 PFS Plan. In the 2016 PEA Plan, the Kerr Deposit (including Deep Kerr) would be mined exclusively as a large underground block cave. The 2016 PEA Plan mine plans in total would reduce the amount of waste rock by 81% (by approximately 2.4 billion tonnes) compared to the 2016 PFS Plan, substantially shrinking the project’s foot print and its environmental impact and reducing water treatment costs.

•	By expanding Kerr (to include Deep Kerr), annual average maximum throughput of 130,000 tonnes per day envisioned in the 2016 PFS Plan has been increased to 170,000 tonnes per day in the 2016 PEA Plan without significant redesign of facilities. Increased throughput would increase metal production, reducing payback periods and improving estimated projected internal rates of returns and net present values.

•	In the 2016 PEA Plan, estimated Base Case initial capital costs including pre-production mining costs are about 9.7% higher than the 2016 PFS Plan due primarily to increased throughput. Base Case total cost per ounce of gold produced in the 2016 PEA Plan is estimated at US$358 compared to US$673 per ounce in the 2016 PFS Plan. The change in Base Case total cost is due to higher by-product credits from significantly higher copper production more than offsetting higher sustaining capital for expanded underground development in the 2016 PEA Plan.

•	As a result of approximately 77% more copper that would be produced over the projected life, Base Case life of mine operating costs in the 2016 PEA Plan are estimated at negative US$179 per ounce of gold produced, compared to the positive US$277 per ounce in the 2016 PFS Plan.

2016 PEA Plan Recommendations

The exploration drilling program on Deep Kerr should be augmented with geotechnical activities to provide a better understanding of the rock structure characteristics important for the mine design. Further testwork should be performed to confirm process parameters and test domain composites and point samples to address geometallurgical variability that will support more advanced studies on the Deep Kerr deposit.

2016 and 2017 Exploration

Exploration activities at the KSM Project are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge.  The following information regarding 2016 and 2017 exploration at KSM, but excluding the resource estimates, was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101. The resource estimates were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Kerr

The Issuer’s exploration program at Deep Kerr in 2016 proposed core drilling designed to expand the block cave shapes that confined the Deep Kerr resource estimate. The drill program was carefully designed to optimize the prospective mine plan at Deep Kerr. Five holes were completed in 2016 which expanded the known resource about 500 meters along strike to the south at grades consistent with the deposit’s inferred resource. These results were then added to the existing database and a new inferred resource estimate was completed.

Gold, copper, silver and molybdenum grades in the new resource were estimated by RMI using inverse distance weighting methods and gold and copper grade domains that were designed within modeled structural and lithologic controls of mineralization for the Deep Kerr zone. Trend plane search strategies were defined for four distinct structural domains defining strike and dip projections for sample data. Copper and gold domains were comparable to those used in the resource model completed in March of 2016 that was also prepared by RMI. Drilling during the 2016 campaign corroborated the major controls identified in past drilling with respect to copper and gold distribution and the predictability of the resource model.

The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of the Deep Kerr mineral resources consisted primarily of data collected by Seabridge from 77 core drill holes totaling more than 74,000 meters of core drilling completed between 2009 and 2016. RMI reviewed the quality assurance/quality control protocols and results associated with the Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. Historical drill hole results were used in conjunction with the 77 Seabridge core holes to estimate block grades for the upper portion of the Deep Kerr resource.

Block NSR values were calculated using metal recovery projection formulae from metallurgical test work. This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US/Cdn currency exchange rate of 0.83, and offsite transportation, smelting, and refining charges.

Deep Kerr was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for Deep Kerr. Golder used the block model prepared by RMI to establish three separate draw point elevations at an NSR shutoff value of Cdn$16, and the conceptual cave footprints of these three elevations were extruded upward 495 meters. Resources within the extruded shapes were tabulated for each of the three hypothetical draw point elevations using an NSR cut-off value of Cdn$16, consistent with the resource statement in the 2016 KSM PFS/PEA Report. Evaluation of the economic potential of Deep Kerr was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

The updated Deep Kerr inferred resource estimate of RMI as of February 2017, and the previous inferred resource estimate (which is included for comparison purposes) are as follows:

Deep Kerr Undiluted Block Cave Inferred Mineral Resources at C$16 NSR Cutoff

Date of Estimate	Tonnes (millions)	Average Grades				Contained Metal
		Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (M pounds)
May 31, 2016	1,609	0.31	0.43	1.8	25	16,036	15,249	93,115	89
Feb. 13, 2017	1,921	0.31	0.41	2.1	24	19,050	17,301	130,853	102

Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

In order to facilitate cost-effective underground exploration drilling of the Deep Kerr Deposit at depth compared to surface drilling, in 2016 the Issuer applied for and, in 2016, received permits from the BC Government necessary to develop an exploration adit into the deposit. The proposed 2,100 meter long adit would be collared in the Sulphurets Valley at the base of Kerr Mountain, declining at a 12 percent grade parallel to the footwall of the Kerr deposit, allowing access to mineralized zones that have only been tested to depths approximately 1,800 meters below surface. To date, all drilling at Deep Kerr has been from surface, resulting in very long holes which are slow and expensive to drill. The adit will be needed to upgrade Deep Kerr’s inferred resource to higher categories. The adit will also provide the opportunity to collect additional geotechnical information required to finalize the development of a block cave underground mine plan for the Kerr Deposit.

Iron Cap

At Iron Cap, a core hole (IC 16-62) was drilled in the 2016 exploration program to test the Iron Cap Lower Zone at depth. The hole successfully found the down plunge extension of Iron Cap’s higher grade core while also discovering what was believed to be a previously unknown deposit with initial gold and copper grades among the best found to date on the KSM Project.

Drill hole IC-16-62 was collared well north of previous drilling in an area covered by rubble and ice which had prevented surface mapping and geophysical surveys. The hole was designed to be “steered” into the target zone using down hole navi-drilling tools to obtain an intersection below the existing resource of the Iron Cap Lower Zone and about 400 meters below the intersection in drill hole IC-14-59 (593 meters of 1.14g/T gold, 0.37% copper and 3.7g/T silver). The new hole confirmed the extension of the Iron Cap Lower Zone over an interval of 556 meters at 0.83g/T gold, 0.24% copper and 4.4g/T silver in rocks that closely resemble IC-14-59.

In the shallow part of hole IC-16-62, a distinctly separate mineralized zone was also intercepted, yielding a 61 meter interval averaging 1.2 g/T gold, 0.95% copper and 4.1 g/T silver. This zone consists of an intensely-veined porphyritic intrusive rock similar to KSM’s Mitchell deposit, juxtaposing against the disseminated silica-potassic alteration of Iron Cap along an interpreted normal fault. Although the scale of this discovery is not yet known, it rests below the Sulphurets Thrust Fault as do the other major deposits at KSM, it bears evidence of a powerful mineralizing system and its mineralogy closely resembles the higher-grade core zones found on the KSM property. Early indications are that the new discovery could represent a new core zone with a potentially positive impact on the project.

In 2017 the Issuer completed a 10,383m drill program at Iron Cap that targeted the zones around the two intercepts of mineralization found in hole IC-16-62. The 11 holes drilled all returned wide zones of significant grade. The drilling was designed to meet three objectives: expand the known size of the Iron Cap deposit, complete an inferred resource estimate, and expand the limits of the newly identified target. All the objectives were met, however, the new mineral zone was found to be an integral part of the Iron Cap deposit. A new resource estimate at Iron Cap was prepared by RMI, dated as at February 9, 2018, and incorporates all previous drilling including the drilling in 2017.

A comparison of the previous Iron Cap resource estimate to the updated resource estimate appears below. The indicated mineral resources in the Table below are inclusive of mineral reserves.

Iron Cap Undiluted Mineral Resources at C$16 NSR Cutoff

Date of Estimate	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (000 ounces)	Copper (million pounds)	Silver (000 ounces)	Moly (M pounds)
Sep., 2016	Indicated	347	0.51	0.23	4.5	14	5,686	1,758	50,174	11
	Inferred	369	0.42	0.22	2.2	21	4,987	1,791	26,121	17
Feb., 2018	Indicated	370	0.43	0.23	4.2	48	5,112	1,874	49,931	39
	Inferred	1,297	0.48	0.30	2.9	34	20,023	8,579	120,970	34

Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

All resource estimates have been constrained by conceptual block cave shapes. The 2016 resource estimates were incorporated into the 2016 KSM PFS/PEA Report. Drilling results from 2016 and 2017 coupled with selected re-logging of older core holes resulted in an updated geologic model for the entire Iron Cap deposit. This new interpretation places more emphasis on steeper structurally controlled intrusions as one of the key controls to mineralization. Grade envelopes were developed for the current block model that constrained the mineralization with these structural controls, resulting in about a 10% decrease in gold grade for Indicated Mineral Resources. Updated molybdenum grade envelopes and domaining resulted in an increase in the estimated molybdenum grade, although those values contribute very little to the NSR value. Future infill drilling programs will focus on testing the higher grade, intrusive dominated north area with expectations of increasing the overall confidence in the mineralized system and beginning the process of converting Inferred Mineral Resources to Indicated Mineral Resources.

Gold, copper, silver and molybdenum grades in the resource were estimated by RMI using inverse distance weighting methods. Independently designed gold, copper, silver, and molybdenum grade envelopes provided the primary constraint in the grade estimation plan. Those grade envelopes were updated using the new structural/lithologic model that has been developed for the Iron Cap deposit. A multi-pass inverse distance cubed estimation plan was developed using two steeply oriented search ellipses to select eligible composites for block grade estimation.

The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of the Iron Cap mineral resources consisted primarily of data collected by the Issuer from 75 core drill holes totaling more than 45,000 meters of core drilling completed between 2005 and 2017. RMI reviewed the quality assurance/quality control protocols and results associated with the Issuer’s drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Issuer’s drill samples are reproducible and suitable for estimating mineral resources.

Block net smelter return values (“NSR” values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by Tetra Tech from metallurgical test work. This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US$/C$ currency exchange rate of 0.83, and offsite transportation, smelting, and refining charges.

Iron Cap was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for KSM. Golder used the block model prepared by RMI to establish three separate draw point elevations at an NSR shutoff value of C$16, and the conceptual cave footprints of these three elevations were extruded upward by 500 meters and then clipped against one another. Resources within the extruded shapes were tabulated for each of the three hypothetical draw point elevations using an NSR cutoff value of C$16, consistent with last year’s resource statement in the Technical Report. Evaluation of the economic potential of Iron Cap was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum and a US$/C$ exchange rate of 0.83 together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

The new Iron Cap resource is expected to take a more prominent place in future mine plans. Favourable capital and operating costs should be possible due to its larger size and higher grade and its proximity to the proposed Mitchell-Treaty Twin Tunnel alignment and other key infrastructure, which could make a strong contribution to improving Project economics.

Independent Geotechnical Review Board

In January, 2015, the Issuer established an Independent Geotechnical Review Board (IGRB) for the KSM Project to review and consider the Project’s TMF and WSF with a focus on their structural stability and integrity. The IGRB is in place to provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSF. The IGRB has unimpeded access to all technical data necessary to enable them to assess KSM’s TMF and WSF on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

There are four core members of the IGRB and four support members whose expertise will be called upon as needed. The IGRB comprises the following leading experts in their fields:

Name	Education and Experience
Dr. Andrew Robertson (Chairman, Core Member)	B.Sc. in Civil Engineering, a Ph.D. in Rock Mechanics and 45 years of experience in mining geotechnics, of which 37 years were gained while practicing from his home base in Vancouver, Canada.
Dr. Gabriel Fernandez (Core Member)	Civil Engineer, M.S. in Soil, Ph.D. in Geotechnical Engineering and has over 40 years of experience.
Mr. Terry Eldridge (Core Member)	P.Eng., FEC and has over 30 years of experience in the investigation, design, construction and closure of mine waste management facilities.
Mr. Anthony Rattue (Core Member)	P.Eng. and has over 40 years of experience in geotechnical engineering.

Name	Education and Experience
Dr. Leslie Smith (Support Member)	Professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment, and has 40 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.
Dr. Ian Hutchison (Support Member)	Ph.D. in Civil Engineering and has over 40 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.
Mr. Jim Obermeyer (Support Member)	M.S. in Civil Engineering with a specialty in Geotechnical Engineering, a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming, and has 40 years of experience in Civil and Geotechnical Engineering and managing and coordinating multidisciplinary projects.
Dr. Jean Pierre Tournier (Support Member)	Ph.D. in Civil Engineering - Soil Mechanics and has 35 years of experience in the design and construction of hydroelectric developments.

The initial IGRB review of Seabridge Gold’s TMF and WSF design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions, as highlighted in the Board’s first report which was released in April 2015. The IGRB’s report is posted to the Issuer’s KSM Project website at www.ksmproject.com. Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSF as development continues.

Since 2015 the IGRB has held two more meetings and the Issuer is waiting to receive its reports on the matters it considered.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. The property is comprised of 61 federal mining leases, 26 federal mining claims and one optioned federal mining lease (Red 25, defined below) having a combined area of 124,189.9 acres. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Project is located in the Slave Structural Province within the Courageous Lake greenstone belt (“CLGB”), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines. Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary feasibility study in 2012. Since the preparation of the pre-feasibility study the focus of activities on the property has been on finding new deposits along the CLGB and, in March, 2014, the Issuer announced a resource estimate for a newly discovered higher grade deposit at Walsh Lake. After the announcement of the resource estimate in 2014 the Issuer only completed very limited exploration work on the Property from 2015 to 2017. However, in February, 2018 a new drill program started on additional targets for new deposits along the CLGB.

Property Acquisition

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days. The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (formerly, 5073 N.W.T. Ltd.). The obligations of Seabridge Gold (NWT) Inc. (“Seabridge NWT”) under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.

In 2004, an additional property ("Red 25") was optioned in the area. Under the terms of the agreement, the Issuer paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. Seabridge completed the payments required to purchase the property in 2017 and plans to transfer title to the claims in the near future. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement with Newmont/Total, including the 2% royalty.

Land Status

As of December 31, 2016, the Courageous Lake property is comprised of 61 Federal mining leases, 26 Federal mining claims and one optioned Federal mining lease, having a combined area of 124,189.9 acres. Seventeen of the mining leases were acquired from Newmont/Total as described above. The mining leases are encumbered by two Royalty Agreements and two Debentures registered in favour of Newmont Canada Limited and Total, respectively. The property is subject to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases.

The 26 Federal mining claims were staked on behalf of Seabridge NWT and are currently recorded 100% to Seabridge NWT (under its former name 5073 NWT Ltd.). There are no liens, charges or encumbrances registered against title to the staked mining claims.

The Red 25 mining claim was optioned by Seabridge NWT from Bathurst Inlet Developments (1984) Limited in 2004, through an Option to Purchase Agreement, wherein, Seabridge NWT may, subject to making yearly option payments or a lump sum payment totaling $1,250,000.00, purchase 100% of the mining claim. Ownership of the mining claim has remained in the name of Bathurst Inlet Developments (1984) Limited during the option, however the Issuer completed the final option payment required to purchase the claim in 2017 and plans to transfer it into its name in the near future. The Red 25 mining claim was converted to a mining lease on February 6, 2012.

Courageous Lake Preliminary Feasibility Study of September 2012

In 2011 the Issuer completed a preliminary economic assessment of the Courageous Lake Project and, based on the results of this assessment, decided to engage independent consultants to prepare the first Preliminary Feasibility Study for the Courageous Lake Project. On September 5, 2012, a preliminary feasibility study for the Courageous Lake Project was completed by Tetra Tech, and incorporates the work of a number of independent industry-leading consulting firms. The preliminary feasibility study was revised and reissued on November 11, 2014 to also state the economic analysis therein on an after-tax basis. This revised report has an effective date of September 5, 2012, is entitled “Seabridge Gold Inc. – Courageous Lake Prefeasibility Study” (the “2012 CL PFS Report”) and is available on SEDAR at www.sedar.com. The consultants and their responsibilities are as follows:

•	Tetra Tech, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan), Dr. Sabry Abdel Hafez (financial evaluation), Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones (airstrip upgrade)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)

•	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier (environmental matters)

•	Golder Associates Ltd. under the direction of Albert Victor Chance (open pit slope stability)

•	SRK Consulting (Canada) Inc., under the direction of Stephen Day (metal leaching and acid rock drainage)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

The following (to “Recent Exploration”) summarizes information from the 2012 CL PFS Report. Devolution of certain jurisdiction, including management of lands and water resources, from the federal government to the Northwest Territories government occurred in April, 2014, after the date of the 2012 CL PFS Report, and, although the Issuer does not consider this material to the information regarding permits in the 2012 CL PFS Report, the regulatory authority involved will differ in certain cases from those specified in the 2012 CL PFS Report (and also as reflected in the summary below).

Property Description and Location

The Courageous Lake Property is located 240 km northeast of Yellowknife NWT, Canada and is approximately 124,190 acres. The property is situated within the Courageous Lake greenstone belt (“CLGB”) in the Slave Structural Province. Figure 4 shows the location of the Courageous Lake Project.

The property is a collection of mineral leases and mining claims that trend north-south along the approximately 54 km length of the CLGB. The property includes the past gold producing properties of the Salmita mine operated by Giant Yellowknife Mines, and the Tundra mine operated by Royal Oak Mines.

Mining projects in the NWT are subject to regulation under federal and territorial legislation to protect workers, the environment, and surrounding communities. The principal licences and permits required for the Courageous Lake Project include completing the environmental assessment process under Part 5 of the Mackenzie Valley Resource Management Act (Northwest Territories), a water licence and land use permit granted by the Mackenzie Valley Land and Water Board, stream crossing authorizations from Fisheries and Oceans Canada, an explosive factory licence and, possibly, an authorization for waste water disposal under the Metal Mining Effluent Regulations of the Fisheries Act (Canada). A more comprehensive list of licences and permits appears in the 2012 CL PFS Report.

Accessibility, Climate, Infrastructure and Physiography

Year-round access to the property is possible by air only, either by helicopter or fixed wing aircraft to the airstrip at Salmita (located 6 km to the south), or by fixed wing aircraft equipped with skis or floats to nearby lakes. In addition, access in mid-winter is possible over an approximately 35 km winter road, which branches off the main Tibbitt to Contwoyto winter road. There are no significant population centres near the property, outside of Yellowknife. All supplies need to be brought in either by air or by road during the winter months.

The overall topography of this area is very gentle and is characterized by rolling hills that range from 418 to 450 m in elevation above sea level. Typically, the maximum change in elevation is only about 30 m. Tundra type vegetation and small scrub brush dominate the areas between outcrops, particularly along the ridges in the southern edge of the property. The northern part of the property is dominantly flat with little or no outcrop.

Temperatures range from a monthly average of -31.1°C to +18.2°C; with an average daily mean temperature of -8.5°C. The annual average wind speed is 4.4 m/s with maximum gusts of 19.4 m/s. Precipitation at the Courageous Lake Project is relatively low, with the majority of precipitation occurring during the summer months. Total annual precipitation recorded at the site between 2010 and 2011 averaged 199.1 mm. Average monthly precipitation was 16.6 mm. Regionally, the average snow depth between October and April ranges between 7 and 31 cm at Cambridge Bay and between 2 and 39 cm at Yellowknife.

Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s. The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947. Beginning in 1980, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt. Noranda’s work resulted in the discovery of two gold deposits: the Tundra deposit (Main Zone) or Fat Zone, and the Carbonate Zone, which together form the Courageous Lake property. In 1988, Noranda made the decision to sink a shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade and continuity.

In 1997, Placer Dome optioned the property with the concept of developing a bulk tonnage open pit deposit. To test that concept, Placer Dome carried out surface diamond drilling programs during the fall of 1997 and summer/fall of 1998. Placer Dome completed 13,345 m of drilling and other basic exploration work.

In June 2002, Seabridge purchased the property from the Newmont-Total Tundra Joint Venture.

During 2003, Seabridge designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets. Four targets were developed: South FAT Extension, Olsen Lake target, Walsh Lake target, and Salmita Mine target. These targets were selected as those that represented the highest probability to develop new resources for the Project.

In 2004, drill testing of selected priority targets was undertaken by Seabridge. The program was completed in two stages: initial testing for strataform gold concentrations similar to the FAT deposit and sectional drilling for potential resource additions. The initial program intended to test three target areas: Olsen Lake, Walsh Lake, and the South FAT Extension. Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested. Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. Surface and initial drilling results indicated that 300 m of strike could be added to the FAT deposit with the completion of sectional drilling.

During the 2005 and 2006 field seasons, Seabridge drilled approximately 39 diamond core holes totalling 15,428 m. After directing its focus to the KSM Project during 2007-2009, the Issuer drilled 49 diamond core holes and 10 shallow core holes for geotechnical purposes, totalling about 22,400 m in 2010. In 2011, Seabridge drilled 52 diamond core holes totalling about 15,000 m. The focus of the 2011 program was to upgrade the inferred resources within the confines of a conceptual open pit that was defined in the preliminary economic assessment of the Project prepared in 2011.

Figure 4 – Location of Courageous Lake Project

120°00'
115°00'
110°00'
105°00'
Beaufort Sea
Paulatuk
Slave Structural Province Boundary
Courageous Lake Property
Kugluktuk
ARCTIC CIRCLE
Great Bear Lake
Fort Franklin
65°00'
Hottah Lake
Lupin Mine
Contwoyto Lake
Point Lake
EKATI Diamond Mine
Diavik Diamond Mine
Indin Lake
Faber Lake
MacKay Lake
COURAGEOUS LAKE PROPERTY
Winter Road
Whati
Behchoko
Ndilo
YELLOWKNIFE
Dettah
Reliance
Lutsel K'e
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
Hay River
Pine Point
Enterprise
Fort Smith
60°00'
N
Kilometres
0 50 100 150
07/17/2012 RW
Source file from
Seabridge Gold Inc. property map
Regional Roads
Winter Ice Road

Geology

The Project is located within the CLGB, which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. The CLGB is bounded to the west by a sodic granite pluton, referred to as the Courageous Lake Batholith, and to the east by conformably overlying turbidite sequences. Dynamothermal regional metamorphism within the CLGB has created mineral assemblages indicative of mid-greenschist facies metamorphic grade. Lower amphibolite facies grade metamorphism has been identified north and south of the CLGB.

The volcanic material within the CLGB represents a tholeiitic to calc-alkaline suite of volcanic rocks common to many Archean greenstone belts. Uranium-lead dating and rubidium-strontium dating age determinations reveal an age of 2.66 Ga.

Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

Within the felsic volcanic rocks are abundant lense-shaped epiclastic intercalations that are thought to be derived from a tuffaceous source. The lithologies are tuffaceous greywacke, thinly laminated siltstone, and fine-grained arkosic sandstone.

The mineral domains or zones of the FAT deposit are defined by a discrete suite of hydrothermal alteration assemblages. The lateral continuity and stratigraphic thickness of the hydrothermal system indicates that the FAT deposit is robust in volume and durations. The predominant hydrothermal alteration minerals in the FAT deposit are illite group sheet silicates, referred to as “sericite”. Silicic alteration of varying intensity is ubiquitous throughout the defined mineralized zones and is represented by silica flooding of groundmass material in volcanic rock. Generally the most intense zones of silica alteration are not indicative of higher gold concentrations. Carbonate alteration is also quite ubiquitous and occurs as calcite, ankerite, and siderite.

Mineralization

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations. Arsenopyrite occurs in three distinct habits: acicular disseminated crystals, anhedral disseminated clots, and euhedral crystals in fractures. The acicular variety tends to have the clearest association with higher-grade gold mineralization.

Security of Samples

The Issuer follows an ongoing and rigorous sample preparation, security, quality control/quality assurance protocol at its Courageous Lake project, including blank and certified reference standards inserted by the Issuer at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type.  Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples. The details of these procedures are outlined in the 2012 CL PFS Report.

Metallurgy

Several major testing programs have been performed on the mineral samples from the property since 2003 as follows:

Date	Consultant	Program
June 2003-July 2004	SGS-Lakefield Research Ltd.	a comprehensive investigation into flotation and gravity concentration, flotation concentrate pre-treatments by bio-oxidation (BIOX) and pressure oxidation (POX), cyanide leaching, and POX slurry neutralization
2007	G&T Metallurgical Services Ltd.	focused on optimizing flotation performance
2010	SGS-Lakefield Research Ltd.	test work investigated the metallurgical responses of the various mineral samples collected in 2010 to flotation, POX, and cyanidation
2011	SGS-Lakefield Research Ltd.	test work investigated the metallurgical responses of the various mineral samples collected in 2011 to flotation, POX, and cyanidation
2012	G&T Metallurgical Services Ltd./ Sherritt Technologies	Further investigate flotation optimization, POX tests, cyanide amenability tests on the POX residues and cyanide destruction tests on the cyanide leach residues

The Lakefield study revealed that the dominant sulfides in the mineralization were arsenopyrite (<5-350 μm), pyrite (~5-350 μm), marcasite (20-350 μm), and pyrrhotite (~5-350 μm). The gold occurred as liberated gold, or associated with sulfides and silicates. Gold grain sizes ranged from microscopic invisible to 70 μm. The degree of the sulfide oxidation appeared to be very low. The G&T investigation indicated that between 43% and 54% of sulfides were liberated when the sample was ground to a particle size of 80% passing 165 μm.

These testing programs also determined mineral sample resistance to various comminution processes. The test work determined the Bond ball mill work index and hardness parameters related to SAG and HPGR crushing.

The grindability test results indicated that the sample is moderately hard for grinding by ball mills but is very hard for milling by SAG mills. The HPGR locked cycle tests showed that the gross specific energy requirement for particle size reduction by HPGR was 2.20 kWh/t with a specific throughput of 257 ts/hm3.

The mineralization responded well to flotation concentration. The various test programs produced very similar metallurgical performances. Gold recovery by flotation was high, ranging from 85 to 95%. The pressure oxidation (“POX”) and cyanidation tests by Lakefield and Sherritt indicated a significant improvement in gold extraction when the flotation concentrate underwent a high degree of POX. The three separate testing programs by the two laboratories showed that over 98% of the sulfide sulfur can be oxidized with the standard conditions practiced in the POX industry. The test work indicated that gold extraction improved substantially with increasing sulfur oxidation. The Lakefield and Sherritt test results showed that the gold extractions from the POX residues varied from 94 to 99%.

Estimated average metallurgical performance according to the test results and the proposed mining plan are for gold recovery of 89.4%.

Mineral Resources

In late 2011 and early 2012, RMI constructed a new resource model incorporating 2011 drilling results and an updated geologic interpretation that was completed by Seabridge's geologic staff. Block gold grades were estimated using a series of nested inverse distance cubed interpolation runs within mineral zone wireframe boundaries. Additional constraints were implemented for the updated model using indicator probabilities and a more selective search strategy referred to as "dynamic anisotropy". The estimated block grades were classified into measured, indicated, and inferred categories using a combination of distance to drilling data, the number of drill holes used to estimate block grades, and a wireframe shape reflecting mineralized continuity. The following table summarizes the undiluted measured, indicated, and inferred mineral resources of the Courageous Lake deposit at a 0.83 g/T gold cut-off grade. The measured and indicated mineral resources in the Table below are inclusive of mineral reserves.

Summary of Undiluted Gold Resources

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884
Measured and Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

Note: This table does not include the results of the 2012-13 exploration programs at the Courageous Lake Project. These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors”. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Inferred resources are based on limited geologic evidence and sampling.  It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration.

Mine Planning

Pit Limits

MMTS has produced a series of LG pit shell optimizations for the Courageous Lake deposit using the resource model provided by RMI. The pit optimizations use mining, processing, tailing management, general and administrative (G&A) costs, and process metal recoveries. The processing cost includes a gold plant to produce doré on site. Only measured and indicated resource classes are used in the pit optimization.

Cut-off Grade is determined using an estimated NSR in CDN$/t, which is calculated using Net Smelter Prices (NSP). The NSR (net of offsite refining charges and onsite mill recovery) is used as a cut-off item for break-even economic material selection. The NSP includes metal prices, US$ exchange rate, off-site transportation, and refining charges. The metal price used is US$1,244 per ounce and resultant NSP is CDN$41.98 per gram.

The ultimate economic pit limit for the 2012 CL PFS Report is selected using the Base Case price described above. Typically a time discounted value analysis would be used on a project with a 15- to 20-year mine life to maximize the NPV and IRR. However, when this is done, deeper ore grade material is discounted more heavily and often the pit size is decreased. Even though a discounted value analysis could possibly improve the financial results of this prefeasibility-level study by limiting the mining to shallower ore, the discounted method was not chosen. Instead the larger, less economic, pit limit has been selected as a basis for this study to maximize the mineable resource in anticipation that future exploration will upgrade the inferred material internal in the pit, to a measured or indicated resource. Future studies will consider a time discounted economic pit analysis after the inferred material has been drilled.

The in-situ LG pit delineated resource summarized in the table below uses a NSR cut-off grade of CDN$20.10 per tonne but does not include any mining dilution or mining loss.

Measured and Indicated LG Pit Resources

In situ Pit Resources (Million tonnes)	Au (g/T)	Mine Rock (Million tonnes)	Strip Ratio
86	2.35	935	10.8

The total in-situ metal contained in the chosen LG ultimate pit is estimated to be 6.5 Moz of gold. The mineral resources in the Table above are inclusive of mineral reserves.

Mine Rock Management Facility

The mine rock management facility for the Project is to be situated east of the pit area, and constructed using a combination of bottom-up and top-down methods. The proposed schedule of mine rock placement enables flotation tailing to be contained within the footprint of this facility. Allowances are made to address reclamation and post-closure requirements by configuring the constructed slopes at the overall reclamation slope angle. Leach residue tailing would be stored between the ultimate pit and immediately west of the mine rock management facility.

Overburden inside the ultimate pit limit is stripped and placed in the overburden stockpile to the west of the pit. This stockpile is used for reclamation material.

Mining Operations

Mining operations, methods, and equipment would be typical of open-pit mining in northern Canada. The Project would be a large-capacity operation that utilizes large-scale equipment for the major operating areas in order to generate high productivities, and reduce unit and overall mining costs. The maximum size of the large mining equipment would be constrained by the maximum loads, which can be delivered along the winter road.

Detailed pit phases are developed from the results of the LG sensitivity analysis, which integrates the detailed pit slope criteria and high wall roads. The ultimate pit is divided into smaller mining phases, or pushbacks, to enable a low strip ratio starter pit and to allow for more even waste stripping during the optimized scheduling stage of the project design.

Dilution and mining loss estimates consider the selective mining method required to efficiently extract the narrow near vertical lenses that characterize the Courageous Lake mineralized zones. Proven and Probable Reserves are estimated using diluted whole block grades with additional mining dilution and loss varying by the number of block model resource contact edges with waste blocks. Cut-off grade, mining dilution, loss, and dilution grades were estimated as follows:

Cut-off Grade, Mining Dilution, Loss and Dilution Grades

Contact Edges	Cut-off Grade NSR ($/t)	Dilution (%)	Loss (%)	Dilution Grade (Au g/T)
0	20.5	0	0	0.404
1	20.5	5	5	0.404
2	20.5	5	5	0.404
3	20.5	5	5	0.404
4	20.5	5	5	0.404

The grade of dilution material is derived from blocks in the model that are just below the specified cut-off grade. Internal dilution contained in the block model accounts for the rest of the expected mining dilution. Estimated proven and probable reserves are stated in the table below. The mineral reserves in the Table below are included in measured and indicated mineral resources stated elsewhere in this AIF.

Proven and Probable Reserves

Class	Ore (Million Tonnes)	Au (g/T)	Contained Metal (Million Ounces)
Proven	12.3	2.41	0.96
Probable	78.8	2.17	5.50

The production schedule has been developed using Mintec Inc.’s MineSight® schedule software. The mine plan and production schedule will undergo further refinement during higher levels of study for the Project. Additional geotechnical information on high wall capabilities should confirm the pit slopes and determine if the ultimate pit can be designed to a deeper depth. Further details on rock storage management, water management, and final land use will be developed for the Environmental Assessment application, the result of which will impact the mine plan. These elements, along with other optimization details, will need to be integrated into feasibility-stage mine planning.

Mineral Processing

The proposed process plant would process 17,500 tonnes per day of mineralization. The plant would be operated 365 days per year at an availability of 92%.

The flowsheet proposed for the Project includes HPGR/grinding comminution, conventional flotation, flotation concentrate POX, cyanidation, and gold recovery/refining circuits. The comminution consists of primary crushing by gyratory crusher, secondary crushing by cone crusher, and tertiary crushing by HPGR followed by ball mill grinding. The conventional flotation includes rougher flotation, scavenger flotation, and cleaner flotation on scavenger flotation concentrate. The rougher flotation concentrate together with the scavenger cleaner concentrate would be oxidized under pressure after being reground and acid preleached. A portion of the slurry and acid-bearing solution from the POX circuit would be recycled back to the POX pre-leaching. The slurry and the acid-bearing solution of the POX discharge would be separately neutralized. The POX residue or oxidized concentrate would be leached in a carbon-in-leach (CIL) circuit; the cleaner flotation tailing would be reground and cyanide leached together with the POX residue. Gold recovery is to be completed by stripping the loaded carbon from the CIL circuit, followed by electrowinning to produce gold doré as a final product. The flotation tailing and the cyanide residue is to be thickened and disposed of separately. The residual cyanide in the leach residue would be destroyed by a sulphur dioxide (SO2)/air oxidation procedure prior to disposal to the lined leach residue storage facility.

The HPGR circuit is recommended, instead of a SAG mill grinding arrangement, to reduce energy consumption.

Mine Rock, Tailing, and Desalination Solids Management Facilities

Mine rock and run-of-mine (ROM) waste products from the mining operations will comprise approximately:

•	1,142 Mt of mine rock

•	18 Mt of neutralized leach residue tailing, including the flotation tailing that is used for neutralizing the POX residue

•	73 Mt of flotation tailing

•	0.38 Mt of dry salt product from the pit depressurization desalination plant.

The tailing, residue, and mine rock is to be stored in a tailing/mine rock management facility on a flat open area, east of the open pit and south of Courageous Lake. In addition, the dry salt product (associated with the pit depressurization) is to be temporarily stored in encapsulated cells within a landfill located immediately west of pit.

The neutralized leach residue tailing is expected to be somewhat finer than the flotation tailing stream and is to be deposited into a containment structure east of the open pit. The tailing would be pumped as slurry to the storage facility. The neutralized leach residue containment structure would primarily be constructed from mine rock and would be lined.

The flotation tailing would be stored within the mine rock storage facility. The mine rock would form the primary containment structure and would be internally lined with crushed bedding and transition materials. Approximately 53.1 Mm³ of flotation tailing would be disposed of in the tailing storage facility during the life of the mining operations.

Mine rock represents the largest waste stream from the mining operations with an estimated volume of 519 Mm3. The mine rock management facility is to be located to the east of the pit and would occupy an area of 660 ha. The mine rock would be directly hauled from the pit and end-dumped in 30 m lifts and the mine rock management facility would attain a final elevation of 570 m, which is equivalent to a height between 130-150 m. Seepage and runoff from this facility is to be collected and managed within the water storage pond.

Multiple options were investigated for potential saline water handling processes. It is currently proposed to treat the water using reverse osmosis and thereafter evaporate the concentrated brine to produce a dry salt product. It is proposed to temporally store this dry product in encapsulated cells within a landfill located immediately west of the pit. At the end of mining operations, this saline product is to be moved to the base of the pit prior to pit flooding.

Currently, Matthews Creek flows through the proposed open pit area so it will be necessary to divert the creek away from the open pit mining operations. In terms of the proposed mine infrastructure layout, a diversion channel options assessment determined that the most suitable routing for the diversion channel is approximately 1.5 km west of the existing Matthews Creek.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and by winter road and warehousing and storage at site.

Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. To meet the Project’s requirements, the existing airstrip will be upgraded to accommodate more frequent flights with larger aircraft in three phases. Currently, there is the Tibbitt to Contwoyto winter ice road connecting Yellowknife, NWT, with the Diavik and EKATI diamond mines. For the purposes of the 2012 CL PFS Report, it is assumed that the Project will use the existing winter road. Transport services along the ice roads are available on average for a period of nine weeks per year, generally starting from the last week in January until the first week in April.

The selected power supply option for the Project includes a combination of thermal power, based on a diesel power plant, and wind power generation. To meet the estimated process plant and ancillary average annual load of 24.4 MW, a normal running load of 26.0 MW, and a peak load of 29.4 MW, a total of 9 generator sets are required, each with a nominal continuous rating of around 4.4 MW and a “prime” (short time overload) rating of 4.8 MW. With 7 sets operating, the total continuous capacity is 30.8 MW and the short time “prime” capacity is 33.6 MW. This arrangement provides two redundant generator sets (one permitted to be down for service or maintenance, and one on hot standby to allow for a forced outage).

Based on the analysis of the Courageous Lake wind speed data, a mean wind power density at 50 m is indicated as being 385 W/m2, which, although rated as only “Fair” by industry guidelines, nonetheless represents an attractive supplemental source of energy for the Project. This is due to the fact that the alternative is more expensive diesel generated power. A wind farm of 31.5 MW installed capacity has been selected. Further studies are recommended in order to arrive at the optimal wind farm size.

The projected total annual energy consumption for the process plant is 213,829 MWh. Based on the proposed wind farm, there would be 91,900 MWh produced by wind and 121,931 MWh by diesel generation. Thus, with a 31.5 MW wind farm consisting of 21 turbines, approximately 43% of the required energy would be provided by wind in an average year.

Figure 5 shows the Courageous Lake Project and its proposed infrastructure near the end of mining at the project.

Figure 5 – Courageous Lake Project Infrastructure

Project Capital Costs

The initial capital cost estimate for the project is estimated at US$1.52 billion, broken down as follows:

Description	US$000	US$000
Direct Costs
Overall Site	59,745
Open Pit Mining	96,701
Crushing and Stockpiles	83,238
Grinding and Flotation	135,039
Pressure Oxidation	88,660
Thickening, Neutralization and Cyanide Leaching	38,940
Gold ADR Circuit, Cyanide Handling and Electrowinning	14,833
Reagents and Consumables	23,536
Tailing Management Facility	53,422
Water Treatment Plant	8,774
Site Services and Utilities	34,352
Ancillary Buildings	66,839
Airstrip and Loading/Unloading Facilities	12,203

Description	US$000	US$000
Plant Mobile Equipment	3,058
Temporary Services	49,085
Electrical Power Supply	179,838
Yellowknife and Edmonton Facilities	17,227
Sub-total Direct Costs		965,490
Indirect Costs
Indirects	315,187
Owner’s Costs	55,059
Contingency	186,703
Indirects Subtotal		556,949
Total Capital Cost		1,522,439

All currencies in this section are expressed in US dollars. Costs in this estimate have been converted using a fixed currency exchange rate based on the Bank of Canada three-year average of CDN$1.00 to US$0.98 (base case). The expected accuracy range of the capital cost estimate is +25%/-15%. This capital cost estimate includes only initial capital, which is defined as all capital expenditures that are required up until the start of gold doré production.

This estimate is prepared with a base date of Q2 2012 and does not include any escalation past this date. Budget quotations were obtained for major equipment. The vendors provided equipment prices, delivery lead times, freight costs to a designated marshalling yard, and spares allowances. The quotations used in this estimate were obtained in Q1/Q2 2012, and are budgetary and non-binding. For non-major equipment (i.e. equipment less than $100,000), costing is based on in-house data or quotes from recent similar projects. All equipment and material costs include Free Carrier (FCA) manufacturer plant Inco terms 2010. Other costs such as spares and freight are covered separately in the Indirects section of the estimate.

Project Operating Costs

The operating costs for the Project, as shown in the table below, were estimated at US$47.35/tonne of ore processed. The estimate was based on an average annual process rate of 6,387,500 tonnes ore milled at a gold grade of 2.20 g/T, including dilution.

	Annual Costs (US$000)	US$/tonne Milled
Mine	167,620	26.24
Mill	100,420	15.72
G & A	22,300	3.49
Surface Services	12,100	1.90
Tailing Handling	Included in sustaining cost

Total	302,440	47.35

The operating costs are defined as the direct operating costs including mining, processing, surface service, and G&A. The power is estimated to be US$0.18/kWh. The cost estimates in this section are based on budget prices in Q1/Q2 2012 or based on information from the databases of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a three-year average currency exchange rate of CDN$1.00 to US$0.98. All costs are reflected in 2012 US dollars. The expected accuracy range of the operating cost estimate is +25%/-15%.

Economic Evaluation

The economic evaluation of the Project, incorporating all the relevant capital, operating, working, sustaining costs, and royalties (2% NSR), was based on a pre-tax financial model, which was also used to present a post-tax financial model. The revenues projected in the cash flow model were based on the average metal production values indicated in following Table.

	Years 1 to 5	Life of Mine
Total Tonnes to Mill (000s)	29,433	91,126
Annual Tonnes to Mill (000s)	5,887	6,075
Average Grades
Gold (g/T)	2.170	2.205
Total Production
Gold (000s oz)	1,836	5,777
Average Annual Production
Gold (000s oz)	367	385

The gold price used for the base case is US$1,384.00/oz using the three-year trailing average (as of July 3, 2012). Two additional metal price scenarios were also developed using the spot metal price on July 3, 2012 (including the closing exchange rate of that day), and using an alternate gold price of US$1,925/oz. For the 15-year mine life and 91 million tonne inventory, the following pre-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Pre-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:Cdn	0.9803	0.9877	0.9877
Pre-Tax Economic Results
NPV (at 0%)*	US$ M	1,507	2,785	4,519
NPV (at 5%)	US$ M	303	1,054	2,080
IRR	%	7.3	12.5	18.7
Payback	Years	11.2	7.4	4.0
Cash Cost/oz Au	US$/oz	780	789	796
Total Cost/oz Au	US$/oz	1,123	1,134	1,141

* undiscounted cash flow

The post-tax economic evaluation also includes income and mining taxes. It was prepared using corporate income tax rates of 15% for federal and 11.5% for Northwest Territories, after permitted deductions. The Northwest Territories mining tax is based on the value of the output of the mine during the fiscal year. The royalty is equal to the lesser of 13% of the value of mine output and the amount calculated based on graduated rates. All exploration and development and capital expenditures for fixed asset purchases are accumulated and may be amortized 100% against the value of the mine output. The mining tax is deductible for federal and provincial income tax purposes.

For the 15-year mine life and 91 million tonne inventory, the following post-tax financial parameters were calculated using the base case gold price, the spot price case and the alternate case.

Summary of the Post-Tax Economic Evaluation

	Unit	Base Case	Spot Price Case	Alternate Case
Metal Price
Gold	US$/oz	1,384.00	1,617.50	1,925.00
Exchange Rate	US:Cdn	0.9803	0.9877	0.9877
Post-Tax Economic Results
NPV (at 0%)*	US$ M	1,037	1,865	2,973
NPV (at 5%)	US$ M	92	611	1,285
IRR	%	5.8	10.1	15.3
Payback	Years	11.4	8.1	4.2

* undiscounted cash flow

Sensitivity Analysis

Sensitivity analyses were carried out on the gold price, exchange rate, initial capital expenditure and on-site operating costs.

The analyses are presented graphically in the 2012 CL PFS Report as financial outcomes in terms of NPV and IRR. Both the Project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs, with initial capital having the least impact.

Environmental Permitting

The formal environmental assessment of the Project would commence with preliminary screening of an application to the Mackenzie Valley Land and Water Board (MVLWB) for a Class A Water License, issued under the Mackenzie Valley Resource Management Act (MVRMA). After preliminary screening, the Project would be referred to the Mackenzie Valley Environmental Impact Review Board (MVEIRB), an independent body set up under the MVRMA to conduct environmental assessments of projects in the NWT, either by the MVLWB, or any other regulatory agency involved. The environmental assessment is conducted in a number of phases.

Environmental baseline work was initiated at the site by EBA in 2004; Rescan restarted the environmental baseline in the spring of 2010, and a second year of baseline was completed in 2011. In 2012, baseline work continued and is designed to address information required to further advance the Project. Results of this baseline work were integrated into mine planning for the 2012 CL PFS Report.

Seabridge has engaged with local communities and their respective leaders, regulatory agencies, regional, municipal and aboriginal governments, Treaty Nations, and First Nations in an effort to be prepared for a decision to advance the proposed project through the review process.

Project Development Plan

It is estimated that the Project would take approximately six and half years to complete permit applications and construction activities, starting with the completion of the 2012 CL PFS Report. A high-level project schedule is provided in the 2012 CL PFS Report.

Project Opportunities and Recommendations

Based on the results of the 2012 CL PFS Report, the authors recommend that it should be followed by either an updated pre-feasibility study or feasibility study in order to further assess the economic viability of the Project.

The 2012 CL PFS Report makes recommendations as to areas to investigate for potential improvements or refinements to the Project, including an examination of short range gold variability by drilling, further optimization of the mine plan, additional metallurgical test work to confirm optimum operating conditions and reagent consumption and further refinement of the plans for tailing and mine rock management facilities, water management and the diversion channel and the desalination solids storage facility.

In addition, the 2012 CL PFS Report recommended the investigation of the following opportunities for the Courageous Lake Project in relation to road access and optimizing economic pit limits.

•	Access to the Project by winter ice road is limited to less than three months per year. It is during this period that almost all of the project’s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture investigated extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Site access improvements would significantly reduce on-site storage requirements, especially fuel oil and reagents such as lime.

•	The size and geometry of the Courageous Lake orebody, as well as the high capital impact of throughput and mine life, make the impact of the discounted cash flow economics important in determining an optimized economic pit limit. The current study, capital costs, and 15-year mine life are a good basis to evaluate the discounted cash flow cases. It would be difficult to use a Gemcom Whittle™ type of analysis, since the orebody does not produce even expansion increments as it deepens, and the fixed component of capital and operating costs is high due to the high Arctic location. Instead, different cases will need to be designed and full cash flows calculated, to determine meaningful economic comparisons. This analysis can also include combined open pit and underground options.

Exploration After 2012 CL PFS Report

Exploration activities at Courageous Lake are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge. The following information regarding 2012 and 2013 exploration at the Courageous Lake Project, but excluding the resource estimates, was prepared by or under the supervision of William Threlkeld, a qualified person for the purposes of NI 43-101. The resource estimates were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101.

In 2012, an $8.5 million exploration program at Courageous Lake was in part dedicated to the discovery of one or more gold deposits along Seabridge’s 52-kilometer-long Matthews Lake Greenstone Belt. A number of targets had been identified over the previous seasons and these were evaluated with an airborne geophysical survey and by core drilling. A new deposit was discovered at the Walsh Lake target and additional drilling was completed in 2013 with goal of preparing a resource estimate.

The Walsh Lake discovery is about 10 kilometers south of the FAT deposit. The north part of this target area is connected by a road network between the FAT deposit and the historical Tundra Gold Mine that was abandoned in 1999. Walsh Lake consists of a series of structural zones part of which are on strike with deposits exploited in the Tundra Mine.

In March, 2014, the Issuer announced an estimate of inferred mineral resources for the Walsh Lake deposit of 4.62 million tonnes grading 3.24 g/T (482,000 ounces of gold). The 43-101 compliant resource estimate was prepared by RMI under the direction of Michael Lechner. The Walsh Lake model is based on 53 diamond core holes, totaling 17,450 meters, spaced at approximately 50 meters.

The resource estimate is constrained within a conceptual pit limit based on a gold price of $1,300 per ounce, gold recovery of 90% and a pit slope of 50 degrees. The pit constrained resource was tabulated using a 0.60 gram per tonne gold cutoff grade. The cutoff grade was calculated using mining and processing costs of $2.00 and $20.00 per tonne, respectively in addition to the aforementioned gold price and gold recovery parameters. Block gold grades were estimated using a multiple pass inverse distance weighting interpolation procedure. Manually constructed mineral zone wireframes were used in conjunction with a gold probability model to constrain the estimate of block grades. High-grade outlier gold assay grades were capped prior to compositing the assay data to 3m lengths. A portion of the estimated blocks were classified as inferred resources using mineralized continuity that was established by probabilistic interpolation methods. It is RMI's opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

Metallurgical testing on material from the Walsh Lake deposit which yielded gold extractions ranging from 93.8% to 95.0% in 48 hours of leach time from conventional, direct cyanidation.

The Walsh Lake resource provides the potential to add mine life and contribute higher grade material during the early years of the Courageous Lake project. The Walsh Lake resource grade is about 50% higher than the project's reserve grade, is near surface and close in to the proposed processing site. Walsh Lake gold also exhibits high recoveries using simple, conventional technologies.

The Issuer has identified targets for drill testing the greenstone belt for more satellite deposits. In February, 2018, the Issuer commenced drilling under a program to complete 36 holes totalling 7,200 meters to test seven separate targets along a geophysical and stratigraphic break that hosts the Walsh Lake Deposit. The targets in this program are shear zones located near the stratigraphic contact between mafic volcanic rock and clastic sedimentary rocks. The initial drilling is to determine which of the targets are gold-bearing and have strike and width continuity within 200 meters of surface. The goal is to find more Walsh Lake-style deposits which could be added to the front end of a revised mine plan at the Courageous Lake Project where they have the potential to make a significant economic impact.

Iskut Project

On June 21, 2016, the Issuer completed its acquisition of all of the outstanding shares of SnipGold Corp. (“SnipGold”) under a Plan of Arrangement. On closing the Issuer issued 695,277 shares to acquire SnipGold, at an exchange ratio of one share of the Issuer for 63 outstanding shares of SnipGold. Up to approximately 60,550 additional shares of the Issuer may be issuable upon exercise of outstanding options and warrants originally issued by SnipGold, but now exercisable to acquire shares of Seabridge.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Issuer. The following information regarding the Iskut Project was prepared by or under the supervision of William Threlkeld, and a Qualified Person as defined by National Instrument 43-101.

SnipGold Corp. (formerly Skyline Gold Corporation) and its subsidiaries own the Iskut Project, a contiguous block of mineral claims in excess of 226 sq km in size in the Golden Triangle Area of northwestern B.C. which was assembled by SnipGold in a series of transactions that began in 2005. It is located about 20 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on its Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

2016 Exploration

The Issuer planned a 2016 exploration program that included over 3,000 meters of core drilling on the Iskut Project to begin exploring for high grade gold for which the property is historically known. The program was designed to help determine controls on gold mineralization for several known occurrences including past high grade producers. Results from 2016 drilling was intended for use in designing a much larger program for 2017.

New Geophysical Work

Detailed magnetotelluric and airborne hyperspectral surveys were completed over Jurassic Hazelton Group rocks, the rocks that host many of the deposits in NW BC, on the west slopes of Johnny Mountain. The purpose of these surveys was to identify the alteration patterns in the underlying rock formations. Magnetotelluric (MT) technology acquires data over a large frequency band providing information on rocks to a potential depth of 3.0 kilometers and was used successfully at KSM to define the transition between peripheral alteration and mineralized zones at depth. In the Johnny Mountain area, there are well defined vertical transitions between resistive and conductive rocks. These transitions were shown at KSM to represent contacts between mineralized rocks with high sulfide concentrations and altered rocks marginal to the mineral system.

A hyperspectral survey was also flown with sensors collecting data in wave lengths between 390nm to 2450nm with a 2.0 meter spatial resolution. Images collected from the survey were geo-referenced and results were then placed into the correct surface position. This data was collected to distinguish the various clay and iron oxide minerals that are exposed at the surface. Mineral ratios can be interpreted to represent higher and lower temperature alteration zones. The west slope of Johnny Mountain, the area around the mine that was extensively glaciated, shows the mineralogical characteristics of a marginal lower temperature alteration zone. The southwest facing, unglaciated slope has the mineral assemblage typical of more favorable, higher temperature epithermal alteration.

Compilation of Historical Data

Historical airborne magnetic data was compiled from surveys completed by previous owners. These surveys show smaller, discrete magnetic highs in the glaciated parts of Johnny Mountain; however, a broader magnetic high is present under the unglaciated southwest facing slope. The initial interpretation of this magnetic pattern is that a substantial intrusive body underlies this southwest facing slope.

Historical drill hole and surface geochemistry have also been evaluated. Within the Johnny Mountain glaciated basin, surface and drill hole geochemistry show that gold concentrations are associated with two structural orientations, east-northeast and northwest. In and around the Johnny Mountain Mine, northeast trending silicic structures were exploited below surface gold anomalies. Up slope and to the east of the mine, most of the anomalies are associated with northwest-trending clay-silica structures. No drilling and very limited surface sampling was conducted on the unglaciated southwest slope of Johnny Mountain.

Historical core from the Johnny Mountain Mine was salvaged from 21 diamond drill holes. These holes were reassembled, logged and sampled through intervals that, for the most part, had never been split and sampled. All of these shallow holes were drilled perpendicular to the strike of the northeast-trending silicic structures, but there were no intervals remaining in the core boxes from the principal structures exploited in the mine; however, assay reports were available that showed high grade gold over narrow intervals. Several sub-parallel structures were identified from the logging and sampling of these holes.

Drill Testing

Seabridge completed 3,368 meters of drilling on the Iskut Project in 2016 to obtain data on the structures that control gold concentrations. The Johnny Mountain Mine area was selected to test for these controls because it provided abundant historical drill holes and ample underground data to expand upon the control concepts.

An extensive zone of adularia-clay alteration with disseminated pyrite is hosted in flat laying tuffaceous units and phreatic breccia bodies around the Johnny Mountain Mine. The phreatic breccia is best developed in the hanging wall of northwest-trending structures and believed to be associated with fluid boiling along these structures. Diorite intrusions were encountered at depth, their emplacement controlled by the northwest-trending structures and contacts within the tuff units. Structures crossed in the drill holes were principally semi-massive pyrite or intense silica replacement. The pyrite-rich structures were best preserved near the margins of and within the diorite intrusion.

The drill program targeted a range of locations and elevations in the mine area, including:

•	Intersections in the west part of the Johnny Mountain Mine with holes JM-16-01, 02, 03, and 12.

•	Intersections in the central part of the Johnny Mountain Mine with holes JM-16-04, 05, 06 and 11.

•	Intersections in the south part of the Johnny Mountain Mine with holes JM-16-09, and 10.

•	An intersection in the east part of the Johnny Mountain Mine with holes JM-16-07, and 08.

•	A northwest trending structure identified in the MT survey, JM-16-13.

Several of the drill holes terminated in underground workings and did not test their intended targets. Other holes did cross the intended structures and showed that multiple gold-bearing fluids with a diverse geochemical signature exploited the northwest-trending clay-silica structures. The northeast-trending silicic structures seem to have focused the later gold-copper mineralizing fluids with the abundance and intensity of gold and hydrothermal alteration diminishing with depth. Observations from these drill holes support an interpretation that the Johnny Mountain Mine is on the margin of a larger mineral system, now believed to be southeast of the mine area.

2017 Exploration

The 2016 multi-pronged exploration program led to the identification of a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top, for drill testing in 2017. The untested target, lying below the southwest facing, unglaciated slope of Johnny Mountain named “Quartz Rise” by the Issuer, has all the hallmarks of a porphyry lithocap, a geological feature found at the top of major porphyry systems throughout the world. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. Typically, these features act as a cover obscuring structurally-controlled epithermal gold and silver systems that evolve from intrusive-related porphyry systems.

The focus of the Issuer’s 2017 exploration program was on the Quartz Rise target. To establish drill hole locations the Issuer compiled considerable historic data and integrated it into the results obtained from Seabridge’s 2016 program. Surface mapping has identified multiple mineralized structures projecting into the Quartz Rise target area. These structures appear to form a graben which constrains the most intense alteration. Further surface hyperspectral data collection has confirmed the chemical expression of higher temperature occurrences associated with this graben feature and co-incident with a promising negative magnetic anomaly. The primary target area hosts a package of clay-and-silica-altered tuffaceous rocks that are intensely leached at surface. Conceptually, the target appears to be a stacked lithocap-hosted precious metals system similar to the El Indio (Chile), Mulatos (Mexico) and Baguio (Philippines) gold deposits.

In 2017 the Issuer completed ten drill holes totaling 4,459m. 2017 drilling found evidence of a gold-bearing intermediate sulfidation epithermal system beneath the Quartz Rise lithocap, as anticipated. Intercepts included 1.5 meters grading 8.26 g/T gold in QR-17-01 and 1.5 meters grading 74.1 g/T gold in QR-17-07. Sampling of a cliff face north of Quartz Rise returned very high grades ranging from 1.49 to 125.3 g/T gold. An economic source for these gold concentrations was not found in the 2017 drilling but the data acquired in this year’s program has defined a target which could account for these high grade results. A further exploration program is being planned for 2018 to pursue this target.

Drilling in 2017 was designed to test the graben feature discovered during surface work on the Quartz Rise lithocap and focused on the southeastern portion of the graben. In 2018, the Issuer’s planned work is expected to include additional geophysical surveys and drilling along strike of this graben to the northwest. Drill tests will be orientated to optimize intersections with northeast structures and stratigraphic intervals which this year’s program has determined to be the most favorable for higher gold concentrations.

Compilation of surface mapping and drill hole geology shows a clear trend of decreased hydrothermal alteration toward the south and east. The opportunity for discovery therefore appears to improve to the north and west of the Quartz Rise area, toward historical mining. Furthermore, it has become evident that the northwest trending graben structural pattern does not account for the best gold values found in this year’s program as well as sampling of the cliff face north of Quartz Rise.

A secondary and subordinate northeast structural orientation has subsequently been defined which is orthogonal to the graben faults and preferentially localizes intervals of high-grade gold. The 2017 drilling plan was not designed to evaluate this northeast orientation. An IP survey was conducted late in the 2017 program to pursue this idea and its chargeability features provide indirect confirmation of favourable northeast structures which the Issuer plans to target in the 2018 program.

An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns, including the program at the Iskut Project. This program includes blank and reference standards. Cross-check analyses include metallic screen fire assay techniques and external laboratory analysis on at least 10% of the drill samples.

Remediation at Bronson Slope and Johnny Mountain Mine Site

At Iskut, the Issuer has initiated a robust environmental program aiming to remediate areas of historical mining activity, including the Johnny Mountain Mine, a past gold producer. The Issuer’s planned environmental and engineering work for 2016 was designed to ensure compliance with existing authorizations, address outstanding compliance items and to begin the evaluation and development of remediation programs to mitigate the impacts of past mining activity. This program included a comprehensive evaluation of best practices for future remediation on the property, drawing from the Seabridge environmental team’s experiences at KSM and other North America sites and input from the local indigenous group, the Tahltan Nation, and BC regulatory officials. Work began with a general site cleanup in the vicinity of the Bronson Slope Airstrip. The environmental work was completed in conjunction with the Issuer’s 2016 exploration program. Preliminary work at Bronson Slope consisted of general site clean-up activities designed to address historical debris, material abandoned and discarded across the site.

In 2016, money was also spent on completing a Dam safety review, which concluded that the tailings dam was in good condition, and monitoring programs, which identified that the former mine is not impacting sensitive downstream fish habitat in the Craig and Iskut rivers.

In 2017, the Issuer initiated further studies to develop a recommended reclamation program to be completed at the Project over the next five to seven years, and continued to restore the mine site, by covering all open underground portals and vent raises, and dismantling the abandoned fuel tank farm. There were 23 fuel tanks each with the capacity of 7,000 gallons (31,700 litres) and one gas tank with the capacity of 100,000 gallons. All fuel tanks were cleaned out, cut up, dismantled and stored on site for future disposal.

To gain an understanding of the groundwater, surface water and soil conditions at Johnny Mountain, a detailed investigation and sampling program was implemented. With the assistance of Tahltech Drilling Services and Tahltan workers, more than 50 groundwater wells were drilled, allowing groundwater samples to be analyzed. Rescan Tahltan Environmental Consultants collected surface water samples around the project site, and Amec Foster Wheeler and the Tahltan Nation Development Corporation conducted test pits around the project site to better understand soil contamination. All this information will be used to develop the cleanup program for future years.

Progress was also made on the old mill building. Hazardous materials including unknown chemical bottles, asbestos, and mercury light ballasts were shipped offsite to a licensed hazardous waste disposal facility. Additional work was also conducted on the Tailings Management Facility including the installation of vibrating wire piezometers, which are used to monitor dam stability. The dam was also reinforced with fill material and packed down.

Glossary of Technical Terms

In this AIF, the following technical terms have the following meanings:

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Batholith – A very large intrusive mass of igneous rock.

Biotite – A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate – Sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chalcopyrite – A sulphite mineral of copper and iron.

Clastic – Fragments of minerals and rocks that have been moved individually from their places of origin.

Core samples – The cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit, i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite – An intrusive igneous rock.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Facies – The character and composition of sedimentary deposits.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable considerations used to convert Mineral Resources to Mineral Reserves together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

Felsic – An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – A break or crack in rock.

Geochemistry – The study of the chemical properties of rocks.

Gneiss – A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

Granite – Any holocrystalline, quartz-bearing plutonic rock.

Granitic – Pertaining to or composed of granite.

Greenschist – A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Greywacke – A dark grey, firmly indurated, course-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration – The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – A primary type of rock formed by the cooling of molten material.

Indicated Resource – That part of a Mineral Resource for which quantity, grade and quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the application of the considerations used to convert Mineral Resources to Mineral Reserves in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing information and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred resource – That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Measured resource – That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of the considerations used to convert Mineral Resources to Mineral Reserves to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Monzonite – A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.

Net smelter return/NSR value – When used herein in reference to cutoff grades, NSR is calculated to determine the recoverable value of a mass of mineralized rock using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges.

Net smelter return royalty/NSR royalty– A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop – The part of a rock formation that appears at the surface of the ground.

Phenocryst – A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Placer – A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value. The common types are stream gravels and beach sands.

Porphyritic – The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-Feasibility study or preliminary feasibility study – A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. This study includes a financial analysis based on reasonable assumptions on the considerations used to convert Mineral Resources to Mineral Reserves and the evaluation of any other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Preliminary economic assessment – A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project, prior to completion of a preliminary feasibility study.

Pyrite – An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation – Restoration of mined land to original contour, use or condition.

Reserve or Mineral Reserve – The economically mineable part of a Measured Resource or Indicated Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level, as appropriate that include application of the considerations used to convert Mineral Resources to Mineral Reserves. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Resource or Mineral Resource – A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Sedimentary – Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments – Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretions by organisms, and that forms in layers of the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Vein – A thin sheet-line, crosscutting body of hydrothermal mineralization, principally quartz.

Waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:	RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Issuer has a history of net losses and negative cash flows from operations and the Issuer expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2017, the Issuer’s deficit totaled approximately $107 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.

The issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future development activities, and to maintain the corporate office support of these activities, will depend on its ability to obtain suitable financing, enter into joint ventures or sell property interests.

The Issuer estimates that it has financial resources to sustain corporate office operations to mid-2019. However, the Issuer requires capital to maintain title to and undertake exploration and development of the Issuer’s principal exploration properties and to cover ongoing corporate expenses and presently has no ongoing source of revenue. Accordingly, additional financing will be required to continue to undertake additional development of the Issuer’s mineral properties. The maintenance of and further exploration and development of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Issuer, or at all. More onerous conditions in the credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Issuer’s mineral properties, or the possible loss of such properties. Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project or the Courageous Lake Project will actually be mined or, if mined, processed profitably. The Issuer does not intend to bring the KSM Project or the Courageous Lake Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project and the Courageous Lake Project. Given the size of the KSM Project and its estimated capital costs, there is likely a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Issuer for such a joint venture or sale. The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer. The Issuer has relied and will continue to rely upon consultants for development and operating expertise.

The figures for the Issuer’s resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production or less profit under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this AIF and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or that this mineralization could be mined or processed profitably.

Because the Issuer has not completed a feasibility study or commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and capital and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources or reserves. Any material reductions in estimates of resources or reserves, or of the Issuer’s ability to extract these resources or reserves, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future development activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

The Issuer has completed prefeasibility studies at each of its KSM Project and its Courageous Lake Project, but typically a company will not make a production decision until it has completed a feasibility study. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;

•	anticipated recovery rates of gold and other metals from the reserves;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions and environmental protection measures.

Completing a feasibility study at each of the Issuer’s Projects requires significant additional work and study in order to reduce the range of uncertainty associated with the study’s estimates and conclusions. Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates and may even result in delays or cancellation of Project development.

There can be no assurance that, if it starts production at one or more of its Projects, the Issuer’s actual operating costs will not be higher than currently anticipated. None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.

There is no certainty that a feasibility study in respect of the KSM Project or the Courageous Lake Project will be completed or, if completed, that it will result in sufficiently favourable estimates of the economic viability of the Project. The Issuer has relied and will continue to rely upon consultants for development and operating expertise.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. None of the Issuer’s properties are currently under construction. The future development of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in construction and production at one or more of its properties if it enters into a joint venture or other arrangement with a third party regarding production. As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	availability and costs of skilled labour and mining equipment;

•	availability and cost of appropriate smelting and/or refining arrangements;

•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•	availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, aboriginal groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in mining activities, the Issuer will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewelry and industrial products containing metals;

•	faith in paper currencies and governments;

•	costs of substitutes;

•	changes in global or regional investment or consumption patterns;

•	global production levels;

•	speculative activities; and

•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and development of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a great impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, a significant percentage of its estimated expenditures will be in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary feasibility studies summarized in this AIF, the profitability of the projects will be less than or more than that estimated (if the other assumptions are realized). Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	rock bursts;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	earthquakes, avalanches or landslides;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable. If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above. The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available. There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Issuer’s operations.

The exploration and development activities of the Issuer and the potential for profitable operations of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, engagement with indigenous groups, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in an order to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

The devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories took place in 2014. It is not known how this will affect the current regulatory regime relating to the Issuer’s Courageous Lake Project but it could result in the Issuer having to meet stricter standards or the regulatory approval process becoming more onerous.

Depending upon the type and extent of the exploration activities, the Issuer may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$2.5 million in reclamation liabilities for its properties. As at December 31, 2017, CDN$1.2 million has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations. In addition, unidentified environmental deficiencies may exist on other properties of the Issuer. The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations. These requirements must be met for the Issuer to receive regulatory approval of its proposed mining operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, tailings management, the protection of certain species, the preservation of certain lands and respect for indigenous knowledge. These regulations may require that the Issuer obtain permits or other authorizations for certain activities associated with exploration and numerous permits associated with mining operations and there is a risk the Issuer will not receive the required permits. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as the likelihood of more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities. Certain of the permits that have been obtained by the Issuer are subject conditional and to time based expiry and may need to be re-obtained and are therefore subject to the risk that such permits may not be renewed or extended.

The aboriginal land claims process in Canada has recently resulted in some aboriginal groups taking greater roles in the administration of lands subject to the land claims, and aboriginal groups may look to impose additional requirements over land they are involved in administering.

At the federal and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable regulator and/or department before exploration and mining can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its right with respect to its properties.

There is uncertainty related to unsettled First Nations’ rights and title and settled Treaty Nation’s rights in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. Recently the Supreme Court of Canada recognized for the first time aboriginal title of an aboriginal group to a specific area in British Columbia. The Provincial and the federal governments are also making efforts to settle claims of aboriginal title and rights being advanced by aboriginal groups and the likely outcome of these negotiations is greater authority for aboriginal groups in the permitting process for achieving mine approval and in some areas is likely to result in outright ownership of resources and a significant measure of regulatory control being transferred to aboriginal groups.

Parts of the KSM Project lie within an area asserted to be the traditional territory of one aboriginal group and all of the KSM Projects lies within an area asserted to be the traditional territory of another aboriginal groups and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. A part of the KSM Project lies within territory subject to settled treaty rights of the Nisga’a Nation. The Courageous Lake Project lies within the traditional territory of the Yellowknives Dene First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory. A part of the Courageous Lake Project lies within territory designated as a shared use area under the settled treaty rights of the Tlicho Nation. There can be no guarantee that the unsettled nature of land claims, or uncertainties associated with settled claims, in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.

Mine construction and commencement of mining activities may only be possible with the support of the local aboriginal groups. Many companies have secured such support by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local aboriginal groups or treaty nations groups. The Issuer has an agreement of this sort with the Nisga’a Nation, and a much less comprehensive one with the Gitanyow Nation, both of which should reduce this risk. However, there can be no assurance that such support or other assurances can or will be secured from other groups at an acceptable cost or that the KSM Project or the Courageous Lake Project will be approved without such support.

Periods of high metal prices encourage increased mining exploration, development and construction activity, which results in increased demand for, and cost of, exploration, development, construction and operating services and equipment.

During periods of relative strength of metal prices, as we saw over several years before 2013, increases in mining exploration, development and construction activities occur around the world, which results in increased demand for, and cost of, exploration, development, construction and operating services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may recur with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration properties is currently only moderate but, if metals prices increase, competition could again become very intense. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, Chairman and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not carry any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The Issuer applies from time-to-time for refunds under British Columbia Mining Exploration Tax Credit ("BCMETC") and its claims are subject to audit and may not be successful in full.

The Issuer seeks refunds of qualifying exploration expenditures under BCMETC. These claims are subject to audit by the Canada Revenue Agency (the "CRA"), the outcome of which is uncertain. There is a risk that if a claim is reduced on audit the Issuer may be required to return money refunded to it by the CRA.

The Issuer uses digital record keeping and utilizes the internet in its business activities which exposes it to cybersecurity risks.

The Issuer uses information technology systems and networks in its business, including maintaining digital records of its affairs, operating a web site and using other web based services. The Issuer could be adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. Potential consequences of our information technology systems being compromised include material and adverse impacts on our financial condition, operations and reputation.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold, which was over US$1,900 per ounce in 2011, was below US$1,100 per ounce at the beginning of 2016. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. Although in recent the market has been fairly stable, in some years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in recommendations or price targets by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business – Cautionary Statement Regarding Forward-Looking Information and Statements”. The Issuer has a high number of gold resource ounces per outstanding share relative to its competitors, which may lead to greater price fluctuations in the price of the Issuer’s Common shares relative to its competitors when the price of gold fluctuates.

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common shares.

The Issuer has never declared or paid any dividends on the Common shares. The Issuer intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future. Any return on an investment in the Common shares will come from the appreciation, if any, in their value. The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy.”

Shareholders’ interest may be diluted in the future.

The Issuer likely requires additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Issuer’s assets.

The Issuer believes it was a passive foreign investment company in 2017 which could have negative consequences for U.S. investors.

U.S. holders of our Common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2017 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2018. Assuming the Issuer is a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares. For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.

ITEM 5:	DIVIDENDS

The Issuer has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time. However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6:	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 19, 2018, 58,272,318 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend the vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holder of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:	MARKET FOR SECURITIES

Trading Price and Volume

The Issuer’s Common shares are listed for trading through the facilities of the TSX under the symbol “SEA”, and on the NYSE under the symbol “SA”. During the Issuer’s most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer’s Common shares on the TSX and on the NYSE was as follows:

2017	TSX			NYSE/AMEX
Month	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
January	2,146,317	13.66	11.03	10,258,604	10.40	8.50
February	1,697,852	15.77	12.50	13,348,637	12.07	9.55
March	2,634,703	17.11	12.40	21,627,902	12.85	9.22
April	2,244,735	16.22	13.18	17,663,996	12.25	9.65
May	2,071,630	15.51	13.24	14,504,524	11.45	9.83
June	1,474,132	14.45	12.67	14,303,792	10.99	9.50
July	1,111,766	15.15	13.50	9,080,039	12.05	10.38
August	1,263,482	15.93	13.62	9,318,054	12.75	10.73
September	1,725,298	15.67	13.65	7,424,105	12.65	11.10
October	1,583,608	17.35	15.09	8,249,205	13.60	12.00
November	1,000,325	17.65	13.77	9,009,718	13.70	10.66
December	1,171,847	14.75	12.61	6,460,447	11.65	9.80

ITEM 8:	DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors. At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles. If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. The Issuer has a 3 member Audit Committee, a 5 member Corporate Governance and Nominating Committee, a 3 member Compensation Committee and a 3 member Technical Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their shareholdings in the Issuer as of March 19, 2018 are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(5)
A Frederick Banfield (2) (3) (4) Tucson, Arizona, USA Director	Retired, former Chairman, Mintec Inc., a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	325,000
Rudi P. Fronk Denver, Colorado, USA Chairman and CEO, Director	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	970,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (4) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	119,765
Richard Kraus (1)(3) Greenwood Village, Colorado, USA Director	Executive Chairman of The RMH Group, Inc. since 2001	Since December 2013	2,000
Jay Layman(4) Jackson Hole, Wyoming, USA President and Chief Operating Officer, Director	President and Chief Operating Officer, Seabridge Gold since June 2012; Executive Vice President and Chief Operating Officer, March 2011 to June 2012, Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010.	Since June 2012	7,393
John Sabine(1)(3) Ontario, Canada Director	Counsel, Bennett Jones LLP from February 2013 to present; Counsel, Fraser Milner Casgrain LLP from November, 2001 to February 2013.	Since June, 2014	5,050 directly 18,000 indirectly
Gary Sugar(1)(3) Ontario, Canada Director	Retired in 2011 as a Managing Director at RBC Capital Markets, former Director, Stillwater Mining Co., former Director for Osisko Mining Corp. and Romarco Minerals Inc.	Since May 13, 2016	0
William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior V.P. Seabridge Gold Inc. since 2001	N/A	271,578

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(5)
Peter Williams Aurora, Colorado, USA Senior Vice President, Technical Services	Senior V.P., Technical Services, Seabridge Gold Inc. since July, 2013; Group Executive Mine Engineering, Technical Services, Newmont Mining Company from July 2008 to June 2013	N/A	72,500
Christopher J. Reynolds Oakville, Ontario, Canada Vice President, Finance & CFO	Vice President, Finance and Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold Nevada Corp., since April 2015; October 2007 – April 2011 Vice President Finance and Chief Financial Officer, Norsemont Mining Inc.	N/A	91,418
R. Brent Murphy Yellowknife, NT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010, Manager, Environmental Affairs to Seabridge; March 2008 - December 2010.	N/A	48,130 directly 6,810 indirectly
C. Bruce Scott West Vancouver, B.C., Canada Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs and Corporate Secretary, Seabridge Gold since 2012, President of CBCS Law Corporation, counsel to the Issuer, Partner, DuMoulin Black LLP, January 1998 - December 2011	N/A	37,200 directly 22,800 indirectly
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	N/A	24,190

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Technical Committee.

(5)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 1, 2018, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

As of March 19, 2018, the directors and executive officers of the Issuer, as a group, hold 2,051,834 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options and vesting of restricted share units held by them), representing 3.5% of the Issuer’s issued and outstanding shares. Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer’s directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

ITEM 9:	AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer’s audit committee has a charter (The “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

Each of the members of the Issuer’s Audit Committee is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Richard Kraus (Chairman of the Audit Committee)

Mr. Kraus is a Certified Public Accountant and an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. From 1981-1997 he served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration.

John Sabine

Mr. Sabine has over 40 years of legal expertise in mining, corporate reorganization, securities, financing, and mergers and acquisitions. He has served on a number of public company boards and as a member of several audit committees. Mr. Sabine is the former non-executive Chair of Anvil Mining Limited and currently is non-executive Chair of North American Nickel Inc. and a director of Barkerville Gold Mines Ltd. and Falco Resources Ltd. As Counsel at Bennett Jones LLP, he represents a number of issuer clients and has transaction experience in the Americas, Africa, Europe and Asia. He is widely recognized for advising on complex international projects. Mr. Sabine holds a B.A. and LLB. from Western University and was called to the Ontario Bar in 1972.

Gary Sugar

Mr. Sugar retired in 2011 from RBC Capital Markets after a distinguished 32-year career. He initially worked in the mining industry in exploration and corporate development for companies including Inco, Cominco, Rio Algom, and Imperial Oil (Exxon). Mr. Sugar joined a predecessor company to RBC Capital Markets in 1979. He specialized in the mining sector, particularly in equity and debt financings, mergers and acquisitions, and other advisory services for a wide range of Canadian and international mining companies. He was appointed a managing director in 1987, and led the mining practice for many years. Mr. Sugar was a director of Stillwater Mining Company until its acquisition by Sibanye Gold Limited in May, 2017, was a member of the Board of Directors of Osisko Gold from March 2012 until its acquisition in June, 2014, and also served on the Board of Directors of Romarco Minerals Inc. until its acquisition by OceanaGold on October 1, 2015. Mr. Sugar holds a Bachelor of Science degree in Geology and an M.B.A. from the University of Toronto.

External Auditor Services Fees (by Category)

The aggregate fees billed by the Issuer’s external auditors in the following categories for the 12 months ended December 31, 2017 and 2016 are as follows:

	2017	2016
Audit Fees	$319,950	$224,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$319,950	$224,000

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

Pursuant to its responsibilities under the Audit Committee Charter, the Audit Committee has developed a practice under which audit and review services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services are presented to the Audit Committee for pre-approval on an annual basis.  Following the annual pre-approval, the Vice President, Finance and Chief Financial Officer of the Company oversees statutory audits and reviews and additional audit-related services and specified non-audit services, provided that the estimated fees for such services do not exceed specified dollar limits. Additional specified non-audit services that exceed the dollar limits and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee.

ITEM 10:	CONFLICTS OF INTEREST

Certain of the Issuer’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits. Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to, and its properties were not the subject of, any legal proceedings during the financial year ended December 31, 2017 and it does not know of any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer’s most recent completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Issuer, except that FCMI Parent Co., an affiliate of FCMI Financial Corporation and controlled by Albert D. Friedberg and members of his immediate family, which together with its affiliates own greater than 10% of the Issuer’s outstanding shares, acquired 1,500,000 Common shares of the Issuer for gross proceeds of C$12,150,000 in the Issuer’s private placement that closed on October 30, 2015.

ITEM 13:	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ITEM 14:	MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed.

ITEM 15:	INTERESTS OF EXPERTS

None of Michael Lechner, Dr. John Huang, Dr. Sabry Abdel Hafez, Hassan Ghaffari, Jim Gray, W.N. Brazier, Pierre Pelletier, Graham Parkinson, Robert Parolin, Derek Kinakin, Amec Foster Wheeler (in relation to the work of Simon Allard, Mark Ramirez and Tony Lipiec), Kevin Jones, Ross Hammett, Albert Victor Chance, Nigel Goldup and Stephen Day, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this AIF or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer’s most recently completed financial year or during the period thereafter to the date of this AIF, or any director, officer, employee or partner thereof, as applicable, holds, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

William Threlkeld, the Senior Vice President of the Issuer and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Issuer at each of the KSM, Courageous Lake and Iskut projects. As of March 1, 2018, Mr. Threlkeld owns 271,578 Common shares of the Issuer, restricted share units convertible into 5,750 Common shares upon certain milestones and options to purchase 165,000 Common shares at various prices.

The auditors of the Issuer are KPMG LLP of Toronto, Ontario, Canada. KPMG LLP have confirmed that they are independent with respect to the Issuer with the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Issuer under all relevant US professional and regulatory standards.

ITEM 16:	ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com. The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer’s properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management’s discussion and analysis for the Issuer’s most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Corporation adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders Primary responsibility for the Corporation’s financial reporting, accounting systems and internal controls lies with management and is overseen by the Board. The Committee assists the Board in fulfilling its responsibilities in this regard. The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act and any other applicable regulatory agencies.

Specifically, the Committee:

(a)	reviews the annual statements of the Corporation and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board with respect to these statements,

(c)	reviews all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Corporation’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	satisfies themselves from discussions with and/or reports from management and reports from the external auditors, that the Corporation’s internal controls, financial systems and procedures, and management information systems are appropriate and that internal controls identified are operating effectively,

(g)	meets with the Corporation’s auditors to review audit, financial reporting and other pertinent matters and to review their recommendations to management, and

(h)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(i)	reviews through discussion or by way of a formal document the plan for the annual audit with the auditors and management,

(j)	evaluates the performance of the auditors,

(k)	confirms the independence of auditors,

(l)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(m)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings.